Omnicom


02031722

ANNUAL REPORT

2001

Omnicom

Comparative Highlights

	2001	2000	1999	1998	1997	5 Yr. CAGR
				(Amounts in Thousands Except Per Share Amounts)		
Operating Data						
Revenue	**$6,889,406**	$6,154,230	$5,130,545	$4,290,946	$3,296,224	19.9%
Operating Income	**968,184**	988,134(a)	724,130	562,207	411,684	24.7%
Net Income	**503,142**	498,795(a)	362,882	278,845	217,300	25.4%
Net Income, excluding Razorfish gain		434,969				
Common stock data						
Earnings per share excluding Razorfish gain						
—Basic	**$2.75**	$2.49	2.07	1.61	1.30	21.9%
—Diluted	**2.70**	2.40	2.01	1.57	1.28	22.2%
Earnings per share including Razorfish gain						
—Basic		$2.85(a)				
—Diluted		2.73(a)				
Dividends per share	**0.775**	0.70	0.625	0.525	0.45	15.6%
Weighted average number of common shares and common equivalent shares outstanding during the year —Basic	**182,868**	174,881	175,286	173,105	166,857	
—Diluted	**190,290**	189,038	189,885	183,560	170,031	
Shares outstanding at year end	**190,629**	184,079	177,488	177,957	169,535	

(a) Includes a gain of $110.0 million pre-tax and $63.8 million after-tax on the sale of Razorfish shares.

Dear Fellow Shareholders:

2001 was the worst year in the advertising/marketing communications business since 1938. The industry's total revenues declined year-over-year, a rarity in itself. But this decline came on faster and turned out to be steeper than any in recent decades. The sector was hurt by the recession in the U.S., economic slowdowns in other countries, the tragic events of September 11th, and the ensuing war on terrorism. Despite the challenges, we were able to achieve all our financial objectives except for year-over-year improvement in operating margins. Last year tested the managerial, professional, and entrepreneurial skills of everyone within Omnicom Group companies, and I think one has to be impressed by the manner in which we performed. I am pleased to report that 2001 was our 15th consecutive year of revenue and earnings growth.

Before discussing our performance in detail, I would like to thank our people from all around the world who contributed more than $3 million, and countless hours of volunteer services, toward the relief of victims of the September 11th tragedy.

Growth in our company is driven by three main factors: market-share gains — most vividly seen in the net new business tabulations; acquisitions — as seen in the increasing depth of Omnicom services; and growth in client spending, which is somewhat less visible from the outside, but equally important.

In 2001, our operating companies won $4.4 billion in net new business billings. This achievement was unmatched in the industry, and is especially noteworthy because last year, unlike in past recessions, new business activity slowed as the U.S. economy worsened. Our new business performance remained strong in the first quarter of 2002, and this year's opportunities — the overall pace of new business — is once again picking up.

Most of our acquisitions in 2001 were of small or medium-sized companies, operations that complement our existing businesses. Especially in light of the slowdown in the economy, we found it more prudent to purchase companies whose clients are shared with other Omnicom operations.

Looking forward, the number of prospective acquisitions remains strong and we continue to attract (and be attracted to) companies that are highly regarded by clients for their strategic insights and creativity.

The main challenge to our growth in 2001 was the softness in spending by established clients. While not all the industries we serve were hurt, many were. We saw large cuts in marketing outlays by the technology and telecommunications sectors; the virtual disappearance of the dot-com sector; and a nearly total halt in new product introductions. These areas have stabilized in the first quarter of 2002, but budgets have not been restored to pre-2001 levels.

In summary, we achieved record results thanks to our portfolio of the world's leading advertising and marketing services agencies — and our dedicated and talented people. We have leadership positions in more than 30 marketing communications disciplines, and we provide services in more than 100 countries. We work for more than 5,000 clients. I believe the depth, balance, and diversity of our services reduce our exposure to any single industry, communications specialty, or world region.

2001 was an important year in the evolution and development of the management at several of our subsidiaries. Our company has a long history of successful leadership transition. Several significant changes occurred in 2001:

- *Keith Reinhard*, Chairman of DDB Worldwide and one of the founders of Omnicom Group, promoted *Ken Kaess* to CEO of DDB Worldwide.
- *Jean-Marie Dru*, who had served as President of TBWA International, was promoted to CEO of TBWA Worldwide.
- *Dave Copithorne* was named CEO of Porter Novelli, and *Bob Druckenmiller*, the former CEO, became Chairman.
- *Joe Uva* joined Omnicom as CEO of OMD Worldwide, and *David Pattison*, former head of PHD in the UK, was promoted to CEO of PHD Worldwide.

2001 was also important in terms of our corporate governance.

The composition of our Board of Directors, which has 18 members, has remained essentially the same since the company was founded in 1986.

In order to streamline the Board and reduce its size, seven employee directors have decided either not to stand for re-election or to resign their Board seats after the annual shareholders meeting in May 2002.

The new Board will consist of 11 members: nine non-employee directors, Bruce Crawford, the Board's Chairman, and me. I want to personally recognize the seven directors who will be stepping down, and make it abundantly clear that their management roles within the company, and their counsel at board-level deliberations, will not see any material change. Three of these individuals have served on the Board since

Omnicom's founding, and all remain crucial members of the Omnicom team.

- *Keith Reinhard*, Chairman of DDB Worldwide and a director since 1986.
- *Allen Rosenshine*, Chairman and CEO of BBDO Worldwide and a director since 1986.
- *Jim Cannon*, Vice Chairman and CFO of BBDO Worldwide and a director since 1986.
- *Bernard Brochand*, Vice Chairman of DDB Worldwide and a director since 1993.
- *Thomas L. Harrison*, Chairman and CEO of Diversified Agency Services and a director since 1999.
- *Michael Greenlees*, Executive Vice President of Omnicom Group Inc. and a director since 2000.
- *Jean-Marie Dru*, President and CEO of TBWA Worldwide and a director since he assumed his current role last year.

2001 OPERATING REVIEW

Advertising and Media Agencies

All three of Omnicom Group's global advertising networks — BBDO Worldwide, DDB Worldwide and TBWA Worldwide — and our national advertising agencies — Goodby, Silverstein & Partners, GSD&M, Martin/Williams, Merkley Newman Harty & Partners, Arnell Group, and Zimmerman Partners Advertising — are perennially recognized for their creative work and success in building clients' brands and driving sales.

BBDO WORLDWIDE

BBDO Worldwide was named Global Agency Network of the Year by *Advertising Age* and *Ad Age Global* for an unprecedented second year in a row. Additionally, *Adweek* chose BBDO Worldwide as their Global Agency of the Year, giving BBDO a clean sweep of the top awards from America's top trade publications. This accomplishment has been matched only once before — when BBDO also did it in 1993. Within BBDO, 22 of its network companies were named Agency of the Year in 2001.

In all regions of the world, BBDO agencies continued to win major creative recognition in their markets. BBDO Worldwide finished first or second in virtually every major creative awards show, including the London International Festival, International Advertising Festival in Cannes, and the Clios. In addition, BBDO New York created the most talked about campaign of the year — "The New York Miracle" — a pro bono effort on behalf of the Office of the Mayor of New York City. The campaign generated millions of dollars' worth of free exposure for New York City and significant recognition for the agency.

BBDO expanded its business with established and new clients including Gillette's Oral-B, Allied Domecq's Kahlua, Stolichnaya Vodka, and Beefeaters Gin, as well as Guinness and PepsiCo brands outside the U.S. Other notable regional and local assignments included Office Depot, PeopleSoft, and Bayer's One-A-Day vitamins in the U.S.; Total Fina Elf and Mars' Uncle Ben's in Europe; BBC TV Licensing and Campbell's in the U.K.; Warsteiner Beer and E-Plus in Germany; Antarctica in Brazil; and Carrefour in Korea.

The agency made major management appointments, including Andrew Robertson as head of BBDO North America and the team of Raymond So and Tom Kao to lead BBDO Asia Pacific. Early in 2002, Phil Dusenberry, a creative icon in the industry, announced his retirement. His duties will be shared by Andrew Robertson and Ted Sann.

BBDO now operates in 345 offices in 76 countries. The network increased its ownership to a majority position in its agencies in Japan (I&S BBDO) and India (RK Swamy BBDO). 2001 also marked the first full year of operation for Proximity Worldwide, BBDO's customer relationship management (CRM) network. Proximity operates in 33 countries and helps clients integrate their offline/online marketing and brand-building efforts.

DDB WORLDWIDE

DDB Worldwide was once again the dominant agency at the International Advertising Festival in Cannes, winning more awards — including the Grand Prix for its work for Diesel — than any other agency. DDB duplicated this feat at the Clios where it was named Global Agency Network of the Year for the second time since 1999 and captured the Grand Clio for its work on behalf of Volkswagen's Beetle.

DM9DDB in Brazil, PJ DDB in Canada, Idea Plus DDB in Macedonia, Gibert DDB in Mexico, Futura DDB in Slovenia, and Tandem DDB in Spain each won agency of the year accolades in their markets. DDB also dominated *USA Today*'s Super Bowl Ad Meter for the fourth year in a row.

DDB won business from new and established clients, including Royal Philips globally, Unilever in Europe, the Mideast, Africa, and North America, and Dell Computer Corp. in the U.S. Other significant wins included the American Stock Exchange, ING, Johnson & Johnson's Procrit, Merck's Lochol and Singulair, the New York Lottery, and new product assignments for Novartis.

Tribal DDB, DDB's global interactive company, launched Tribal Connections, a CRM specialist, and received recognition for its work for Anheuser-Busch. Tribal DDB was named interactive agency for the American Stock Exchange, Infogrames, McDonald's, Sabre International Virtually There, the New York Lottery, and the U.S. Air Force.

DDB made several important acquisitions in 2001. These included: Carlson & Partners, a full-service agency in New York that is known for its work in beauty and fashion advertising, and del Rivero Messianu, a leading U.S. Hispanic agency based in Miami with strong links to Latin America and the Caribbean. DDB now has 206 offices in 99 countries.

DDB continued to develop its next generation of management with the appointment of worldwide President Ken Kaess as CEO and the selection of Dick Rogers as President of North America and Steve Burton as President of Latin America.

TBWA WORLDWIDE

TBWA Worldwide expanded its business with new and established clients, winning Adidas and Tag Heuer worldwide, Hutchinson 3G in the U.K., and the consolidated Energizer account. The effectiveness of its work was recognized with the Grand Effie for Nissan Xterra. This was the agency's third Grand Effie in a row and its ninth in 15 years, three times more than any other agency. In Europe, TBWA captured Effie awards for Nivea and top awards at the International Advertising Festival in Cannes for work for the United Nations and Doctors Without Borders.

TBWA is located in 72 countries with over 225 offices. New agencies and offices include: Brand Architecture (New York and Dublin); Communicopia Inc. and Bryant, Fulton & Shee (Canada); TBWA PHS and PHS Direct (Finland); and Tequila direct marketing and sales promotion offices in Switzerland, Belgium, Japan, China, and Australia.

During the year, TBWA established a new management team, promoting Jean-Marie Dru to President/CEO of TBWA Worldwide; Tom Carroll to President of the Americas; Paul Bainsfair to President-Northern Europe; Nick Baum to President-Southern Europe; Perry Valkenburg to President-Central and Eastern Europe; Rod Wright to Director of Development; and Laurie Coots to Chief Marketing Officer for TBWA Worldwide.

NATIONAL AGENCIES

Goodby, Silverstein & Partners added Goodyear, Adobe Systems, and Michelob to its client roster in 2001, and Saturn early in 2002. It was also ranked among the top agencies on *Creativity Magazine*'s Zenith List. Jamie Barrett joined the company as creative director.

Goodby, along with GSD&M, TBWA Hunt & Lascaris and DM9DDB, was recognized by the prestigious *Graphis* magazine as one of the world's "Top 10 in Advertising."

Merkley Newman Harty & Partners expanded its client roster, adding Lipitor, Franklin Covey, and United Healthcare. The agency swept the International Automotive Advertising Awards show with a total of 20 awards for its Mercedes-Benz and BMW Motorcycles clients. MNHP's Bayless Cronin subsidiary was recognized in *Creativity* as one of the "20 Creative Agencies to Watch."

GSD&M expanded its client roster with the addition of such accounts as Club Corp., Dial Corp.'s personal cleansing products, Krispy Kreme, Kinko's, Prodigy, and MGM/Mirage. GSD&M also recruited Wendy Clark, formerly Marketing Director of Bell South, as Senior Vice President and Director of Client Services to provide consistent leadership in account service.

GSD&M mobilized to help Southwest Airlines communicate with its customers and employees following the events of September 11th. Southwest was the first airline to resume advertising after the tragic events of last fall, with ads that were well received by the industry and traveling public. Within days of the attack, GSD&M created and executed the critically acclaimed public service commercial titled "I Am an American" to address the issue of potential backlash against Americans of various races and religions as a reaction to September 11th.

Martin/Williams' focus on enhancing its interactive, database, and design skills resulted in winning a wide variety of assignments such as a global identity program for Cargill, Web projects from Voicestream, and Web site and email marketing from Scott's Lawn Care. The agency won new assignments from Syngenta and Lincoln Financial, and several advertising projects for Anheuser-Busch's Michelob Golden Draft and Golden Draft Light brands.

Zimmerman Partners is one of the country's leading retail agencies. In 2001, the agency expanded its relationship with AutoNation USA, Lennar Homes/US Homes, and Mars Music. New clients include Mail Boxes Etc., Center One Financial, and Quarter Deck restaurants.

Element 79 Partners opened its doors in late 2001. The agency's initial clients are all units of PepsiCo, including Quaker Foods, Frito-Lay Snacks, Aquafina Bottled Water, Tropicana and Dole Juices, and Pepsi International Beverages. President/CEO Brian Williams and Chief Creative Officer Dennis Ryan are leading this start-up agency.

We acquired the Arnell Group, a brand ideation and experiential marketing company specializing in integrated branding, strategy, and communications solutions. Since joining Omnicom, Arnell has won assignments from many of our largest clients, including Daimler Chrysler, PepsiCo, and Mars.

OMNICOM MEDIA GROUP (OMG)

Omnicom Media Group companies represent over $23 billion in global media billings. Its two full-service media agencies, PHD and OMD Worldwide, operate 70 offices in over 40 countries.

PHD received new assignments from a number of clients in 2001, including Applied Materials and Goodyear in the U.S. and British Telecom in the U.K. PHD's billing now exceed $4 billion in North America, and it ranks as a top media company in the U.K.

PepsiCo assigned OMD USA its media planning and buying responsibilities, including Pepsi beverages, Frito-Lay, Quaker, and Tropicana, while PSA (Peugeot and Citroen) assigned OMD Europe its media business in six countries. OMD Asia won the Asian regional competition for the Richemont line of luxury products. OMD was ranked as the largest global media agency by *Advertising Age* magazine.

There were also other developments at OMD. The most significant was the consolidation of the U.S. media planning resources of BBDO Worldwide, DDB Worldwide, and TBWA Worldwide into OMD. OMD USA now represents more than $7 billion in client billing.

Another development was the completion of the OMD management structure with the appointments of Joe Uva as CEO of OMD Worldwide, and Colin Gottlieb as CEO of OMD Europe.

Daryl Simm, CEO of Omnicom Media Group, is now able to concentrate further on PHD and our other media assets. We intend to create and maintain the most vital and valuable media specialty agencies in the industry.

Marketing Services and Specialty Communications

Diversified Agency Services (DAS) achieved strong growth in 2001 through its more than 125 marketing service companies in 30 professional disciplines. Among them, DAS has over 600 offices in 68 countries. DAS companies continue to be market leaders in the fields of public relations, customer relationship management (CRM), and such specialty services as healthcare communications, recruitment advertising, financial communications, and sports, entertainment, and event marketing. DAS companies are also leaders in branding, including brand identity, brand corporate valuation, custom publishing, and research.

Our global PR agency networks — Fleishman-Hillard, Ketchum, and Porter Novelli — rank among the top seven public relations networks globally; our specialist agencies, including Brodeur Worldwide, Clark & Weinstock, Cone Inc., and Gavin Anderson, are considered the leaders in their individual fields.

Fleishman-Hillard was recognized as the world's leading public relations firm in 2001 based on figures released by the Council of Public Relations Firms. For the ninth consecutive year, Fleishman-Hillard ranked first for quality of reputation among major agencies, according to the Thomas L. Harris/Impulse Research Public Relations Client Survey. Fleishman-Hillard also expanded its position in Asia with the acquisition of a majority stake in IT Korea.

Ketchum launched two new specialty units in 2001: Ketchum Vanguard Cultural Marketing, dedicated to helping clients succeed in reaching multicultural markets in the U.S., and Ketchum Corporate Social Responsibility, a global specialist focusing on counseling and communications services related to corporate social responsibility and sustainable growth. Its acquisitions included Corporate Technology Communications, a leading business-to-business and technology communications firm; Stromberg Consulting, a management consulting firm specializing in corporate change management communications; and The Washington Group, a government relations and lobbying firm.

Ketchum was recognized for its work by the Public Relations Society of America, which awarded the agency 10 Silver Anvil Awards, bringing its total to 52, the most of any agency. The agency also was ranked as *the* place where employees want to work by The Holmes Report in its "2001 Best Places to Work in Public Relations" survey. *PR Week* magazine awarded Ketchum one of the industry's highest honors by recognizing it as Agency of the Year for 2001.

Porter Novelli continued to expand its business with its launch of CauseWorks, a full-service practice designed to help corporations strategically define philanthropic initiatives and to create cause-related marketing programs that provide measurable results. The agency acquired Tsantes & Associates, a leading provider of public relations services for advanced technology companies.

Porter Novelli France was named Public Relations Consultancy of the Year by the XXII Grand Prix des Agences de L'Annee. In a transition to next-generation management, David Copithorne was named CEO and Bob Druckenmiller became Chairman, while Helen Ostrowski was named President of Porter Novelli North America.

In late 2001, SafirRosetti was formed to provide corporate, legal, and government clients with business intelligence, crisis management, security consulting, and related services on a worldwide basis.

Our company's CRM capabilities portfolio was expanded in 2001 with the addition of Grizzard, one of the top direct response agencies, and the leading creator of direct-market fund-raising campaigns for the not-for-profit sector. Grizzard, along with Russ Reid and Steve Cram, has given DAS the leadership position in the not-for-profit CRM arena, one of the fastest growing of CRM categories. Direct Partners and Claydon Heeley Jones Mason formed a strategic partnership to create strategic one-to-one marketing programs for innovative brands on a global basis.

These new companies and alliances round out a portfolio that already includes market leaders such as LLKFB, Targetbase, and Rapp Collins, which continue to expand CRM services.

Sales promotion and event and field marketing are also strategic business categories at DAS. GMR Marketing formed a holding company called Radiate, comprised of independently branded event marketing agencies. During the year, Radiate acquired C2 Creative, a leading integrated communications firm.

Another acquisition for DAS in this important sector was The Promotion Network, a specialist in retail merchandising, national consumer promotions, account-specific marketing, and trade marketing for packaged-goods and sports marketers. We also acquired IMS, a Chicago-based global warehouse fulfillment and sales promotion company, one of the largest in its field. These acquisitions further expand the sales promotion capabilities of the DAS group, whose other professional service firms in this sector include Alcone Marketing Group, CPM International, the Integer Group, Marketstar, Tic Toc, TLP, and USM&P.

Davie-Brown Entertainment was acquired to further build a presence in entertainment content and programming. It offers expertise in placing branded product and logo identification in feature films, primetime network and cable television shows, and music videos.

The healthcare communications sector continues to grow. DAS, according to *Med Ad News*, owns six of the top 25 healthcare agencies and two of the top 10. The publication cited our Accel Healthcare Communications as "The Agency on the Rise," Cline Davis Mann as "The Most Admired Agency," Omnicom as the "Best Healthcare Holding Company," and Lyons Lavey Nichols Swift as a finalist for "Agency of the Year."

The healthcare sector performed well despite the weak general economy. Our global positioning helps us compete for the large accounts that arise from the consolidation of global clients. Our strength in direct-to-consumer pharmaceutical advertising also helps us capture a substantial share of this rapidly growing segment of the industry. Our portfolio of companies includes businesses uniquely able to work on behalf of healthcare brands at the very early stages of their development. We are in a good position to benefit from the industry convergence of clinical development and brand commercialization, which drives efficiency throughout the pre- and post-clinical development cycle.

Interbrand, a leader in global brand consulting, combined its pharmaceutical practices to create a powerful new company, Interbrand Wood Healthcare, through the acquisition of Wood Worldwide, the world's leading pharmaceutical naming company. This business offers brand strategy, portfolio valuation, naming, and name testing to companies worldwide in the pharmaceutical sector.

Other noteworthy acquisitions in the consulting sector included Wolff Olins, an international brand consultancy.

Market Leadership Through Transition and Consolidation

It was quite a year, and in this report I can only highlight a sample of the achievements and accomplishments of the Omnicom Group companies. Under the circumstances, all of our shareholders and our employees can be extremely proud of our company's efforts, and resulting financial performance. The overall economy looks like it will remain weak for the first half of 2002, but we are confident in our company's ability to continue leading the industry in terms of employee performance, professional output, client satisfaction, and financial results.

The key forces that are driving our industry remain unchanged. Clients driven by consolidation within their own industries will continue to evaluate agency relationships. Omnicom Group is comprised of global agency networks that are attractive to clients seeking to consolidate business at agencies that can support multinational brand campaigns.

Clients, driven by such factors as technological advances, deregulation, and global expansion, must make branding and other marketing communications initiatives top priorities. This becomes an ever-larger challenge in a fragmented media environment. In virtually every category of marketing communications, our companies command leadership positions.

We expect to continue winning new business on the basis of the quality of the work done by our exceptional, talented people at our operating companies.

At the holding company, we will continue to build on the diversity, balance, and strategic direction that have become the blueprint for industry leadership. And, as we have in the past, we will guide and shape the deployment of capital for acquisitions and new growth areas that are strategically relevant to our future.

We appreciate your support and interest in Omnicom Group, and we look forward to continuing our efforts on your behalf.

Sincerely,



John Wren

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10551

OMNICOM GROUP INC.
(Exact name of registrant as specified in its charter)

New York	13-1514814
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
437 Madison Avenue, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 415-3600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which Registered
Common Stock, $.15 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

---

The registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein and will not be contained in the definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K.

At March 26, 2002, 188,732,914 shares of Omnicom Common Stock, $.15 par value, were outstanding; the aggregate market value of the voting stock held by nonaffiliates at March 26, 2002 was $16,920,464,000.

Certain portions of Omnicom's definitive proxy statement relating to its annual meeting of shareholders scheduled to be held on May 21, 2002 are incorporated by reference into Part III of this report.

OMNICOM GROUP INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001

INDEX AND CROSS-REFERENCE SHEET PURSUANT TO INSTRUCTIONS G(4) AND H AND FORM 10-K

* The information called for by Items 10, 11, 12 and 13, to the extent not included in this document, is incorporated herein by reference to the information to be included under the captions "Election of Directors," "Management's Stock Ownership," "Director Compensation" and "Executive Compensation" in Omnicom's definitive proxy statement, which is expected to be filed by April 10, 2002.

PART I

Introduction

This report is both our 2001 annual report to shareholders and our 2001 annual report on Form 10-K required under the federal securities laws. The specific items of Form 10-K are set forth in the index and cross-reference sheet appearing on the inside cover of this report.

We are a holding company; our business is conducted through subsidiaries. For convenience of reference, however, the terms "Omnicom," "we" or "us" mean Omnicom Group Inc. and our subsidiaries unless the context indicates otherwise.

Statements of our beliefs or expectations regarding future events are "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to various risks and uncertainties, including as a result of the specific factors identified under the caption "Risks" on page 2 and elsewhere in this report. There can be no assurance that these beliefs or expectations will not change or be affected by actual future events.

1. Business

Our Business: We are one of the largest marketing and corporate communications companies in the world. Our company was formed through a 1986 combination of three marketing and corporate communications networks, BBDO, Doyle Dane Bernbach and Needham Harper.

Since then, we have grown our strategic holdings to over 1,500 subsidiary agencies operating in more than 100 countries. Our agencies provide an extensive range of marketing and corporate communications services, including:

advertising
brand consultancy
crisis communications
custom publishing
database management
digital and interactive marketing
direct marketing
directory and business-to-business advertising
employee communications
environmental design
field marketing
healthcare communications
marketing research
media planning and buying
multi-cultural marketing
non-profit marketing
promotional marketing
public affairs
public relations
recruitment communications
specialty communications
sports and event marketing

Marketing and corporate communications services are provided to clients through global, pan-regional and national independent agency brands. Our brands include:

BBDO Worldwide
DDB Worldwide
TBWA Worldwide
AWE
Abbott Mead Vickers
Accel Healthcare
Adelphi Group
Alcone Marketing Group
Arnell Group
Bernard Hodes Group
Brodeur Worldwide
Carlson and Partners
Clark & Weinstock
Claydon Heeley Jones Mason
Cline Davis & Mann
Cone
Corbett Healthcare Group
CPM
Davie-Brown
Dieste, Harmel & Partners
Direct Partners
Doremus
Eden Communications Group
Element 79 Partners
Fleishman-Hillard
Footsteps
Gavin Anderson & Company
Goodby, Silverstein & Partners
Grizzard
GSD&M
Harrison & Star Business Group
Horrow Sports Ventures
ICON
Integrated Merchandising Services
Integer Group
Interbrand
Kaleidoscope
Ketchum
Ketchum Directory Advertising
KPR
Lieber Levett Koenig Farese Babcock
Live Web
Lyons Lavey Nickel Swift
M/A/R/C Research
MarketStar
Martin/Williams
Merkley Newman Harty & Partners
Millsport
Moss Dragoti
New Solutions
Novus
OMD Worldwide
PhD
PentaMark Worldwide
Porter Novelli International
Pauffley
PGC Advertising
Proximity Worldwide
Radiate Sports & Entertainment Group
Rapp Collins Worldwide
Russ Reid Company
Smythe Dorward Lambert
Targetbase
TARGIS Healthcare Communications Worldwide
Tequila
The Designory
The Marketing Arm
TicToc
Tracy Locke Partnership
The Promotion Network
Tribal DDB
U.S. Marketing & Promotions
Washington Speakers Bureau
Wolff Olins
Zimmerman & Partners Advertising
@tmosphere Interactive
1 Health Communications

The various components of our business and material factors affecting us in 2001 are discussed in our "Management's Discussion and Analysis of Financial Conditions and Results of Operations" which begins on page 5 of this report.

Geographic Regions: Our total consolidated revenue is about evenly divided between U.S. and non-U.S. operations. For financial information concerning domestic and foreign operations and segment reporting, see note 5 to our consolidated financial statements at pages F-12 of this report. For financial information concerning our acquisitions in 2001, see note 2 to our consolidated financial statements on page F-10 of this report.

Our Clients: We had over 5,000 clients in 2001, many of which were served by more than one of our agency brands. Our 10 largest and 200 largest clients in the aggregate accounted for 17% and 48%, respectively, of our 2001 consolidated revenue. Our largest client was served by 20 of our agency brands last year. This client accounted for 5.4% of our 2001 consolidated revenue. No other client accounted for more than 2.5% of our consolidated revenue.

Our Employees: We employed over 57,000 people at December 31, 2001. We are not party to any significant collective bargaining agreements. See our management discussion and analysis at page 5 of this report for a discussion of the effect of salary and related costs on our 2001 results of operations.

Risks: We face risks typical of marketing and corporate communications services companies and other services businesses generally, including risks arising out of changes in general economic conditions, competitive factors, client communication requirements, and the hiring and retention of key employees. In addition, due to our international operations, we are subject to translation risk associated with currency fluctuations, exchange controls and similar risks discussed in our management discussion and analysis at pages 5 to 12 of this report. For financial information on our operations by geographic area, see note 5 to our consolidated financial statements at page F-12 of this report.

Our revenue is dependent upon marketing and corporate communication requirements of our clients and tends to be highest in the second and fourth quarters of the calendar year. See our management discussion and analysis beginning on page 5 of this report for a discussion of the effect of market conditions, September 11th and other factors on our 2001 results of operations.

Government agencies and consumer groups have from time to time directly or indirectly affected or attempted to affect the scope, content and manner of presentation of advertising and other marketing communications. We believe the total volume of advertising and marketing communications will not be materially affected by future legislation or regulation, although the scope, content and manner of presentation will likely continue to change.

2. Properties

We maintain office space in many of the major cities around the world, including our principal corporate offices in New York City. Substantially all of our office space is leased. Certain of our leases are subject to rent reviews under various escalation clauses and certain of our leases require our payment of various operating expenses, which may also be subject to escalation. Our consolidated rent expense was $305.4 million in 2001, $258.9 million in 2000 and $237.1 million in 1999, after reduction for rents received from subleases of $8.0 million, $7.2 million and $13.8 million, respectively. Our obligations for future minimum base rents under terms of noncancellable real estate and other operating leases, reduced by rents to be received from existing noncancellable subleases, are (in millions):

	Net Rent
2002	$343.4
2003	300.0
2004	255.0
2005	212.0
2006	191.4
Thereafter	988.2

See note 10 to our consolidated financial statements on page F-18 of this report for a discussion of our lease commitments, including our leased properties.

3. Legal Proceedings

We are involved from time to time in various legal proceedings in the ordinary course of business. We do not presently expect that these proceedings will have a material adverse effect on our financial position or results of operations.

4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our shareholders during the last quarter of 2001.

PART II

5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common shares are listed on the New York Stock Exchange under the symbol "OMC". On March 26, 2002, we had 3,756 holders of record of our common shares. The table below shows the range of quarterly high and low sales prices reported on the New York Stock Exchange Composite Tape for our common shares and the dividends paid per share for these periods.

Period	High	Low	Dividends Paid Per Share
Q1 2000	$100.94	$75.50	$0.175
Q2 2000	99.19	81.69	0.175
Q3 2000	91.00	68.13	0.175
Q4 2000	93.00	70.13	0.175
Q1 2001	$ 95.45	$76.69	$0.175
Q2 2001	98.20	78.00	0.200
Q3 2001	89.20	59.10	0.200
Q4 2001	90.69	61.25	0.200
Q1 2002*	$ 97.35	$83.66	$0.200

* through March 26th, 2002

We are subject to a number of financial tests under the terms of our credit facilities and were in compliance with those tests as of December 31, 2001. We are not aware of any restrictions on our ability to continue to pay dividends. See note 3 of the notes to our consolidated financial statements for a description of our borrowing facilities at page F-10 of this report.

Since the beginning of last year, we sold $850.0 million of convertible notes due in 2031 and $900.0 million of convertible notes due in 2032 in separate transactions. For information about these transactions see notes 4 and 14 to our consolidated financial statements at pages F-11 to F-12 and F-22. We initially sold the $850.0 million of convertible notes in 2001 to Merrill Lynch, Pierce, Fenner & Smith Incorporated for net cash proceeds of $830.2 million and the $900.0 million of convertible notes in 2002 to J.P. Morgan Securities Inc., Goldman Sach & Co. and Salomon Smith Barney Inc. for net cash proceeds of $905.0 million. The investment banks, in both transactions, resold them to a small number of qualified institutional buyers in transactions exempt from registrations under the federal securities laws because they did not involve public offerings.

6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and related notes which begin on page F-1, as well as our management discussion and analysis which begins on page 5 of this report.

	(Dollars in Thousands Except Per Share Amounts)				
	2001	2000	1999	1998	1997
For the year:					
Revenue	$ 6,889,406	$6,154,230	$5,130,545	$4,290,946	$3,296,224
Net income	503,142	498,795[(a)]	362,882	278,845	217,300
Earnings per common share, excluding Razorfish gain					
Basic	2.75	2.49	2.07	1.61	1.30
Diluted	2.70	2.40	2.01	1.57	1.28
Earnings per common share, including Razorfish gain					
Basic		2.85			
Diluted		2.73			
Dividends declared per common share	0.775	0.700	0.625	0.525	0.450
At year end:					
Total assets	$10,617,414	$9,853,707	$9,017,637	$7,121,968	$5,114,364
Long-term obligations:					
Long-term debt	490,105	1,105,419	263,149	268,913	123,165
Convertible debentures	850,000	229,968	448,483	448,497	218,500
Deferred compensation and other liabilities	296,980	296,921	300,746	269,966	166,492

(a) Includes $63.8 million after-tax gain on sale of Razorfish shares.

7/7A. Management's Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Policies; and Quantitative and Qualitative Information about Market Risk

Financial Results from Operations — 2001 Compared with 2000

Revenue: Our consolidated worldwide revenue for 2001 increased 11.9% to $6,889.4 million from $6,154.2 million in 2000. This is a result of growth in our domestic operations of 14.1% to $3,717.0 million from $3,258.2 million in 2000, and growth in our international operations of 9.5% to $3,172.4 million from $2,896.0 million in 2000.

Foreign exchange impacts reduced our international revenue by $174.0 million during the year, reducing our international growth by 6.0% and our overall growth by 2.8%. The most significant impacts came from the Euro and the British Pound as these markets represented 70.0% of our international operations. The effect of acquisitions, net of divestitures, increased our worldwide revenue by 6.3%, domestic revenue by 6.8% and international revenue by 5.7%. The balance of the increase in revenue represents net new business wins and additional revenue from expanding the scope of services provided to existing clients.

In addition to expanding our client base, expanding the scope of services and the extension of additional services to clients, several market trends continued to affect our business. These trends include clients increasingly expanding the focus of their brand strategies from a national market to the global market. And, in an effort to gain greater efficiency and effectiveness from their marketing dollars, clients are increasingly requiring greater coordination of their traditional advertising and marketing activities and tending to concentrate these activities with a smaller number of service providers.

Due to a variety of factors, including the trends mentioned above, in the normal course of business, our agencies both gain and lose clients each year. The net result in 2001 and historically each year for Omnicom as a whole, was an overall gain in new business. Due to our multiple independent agency structure and the breadth of our service offerings and geographic reach, our agencies have more than 5,000 active client relationships in the aggregate. Our single largest client in 2001 represented 5.4% of worldwide revenue and no other client represented more than 2.5%. Our 10 largest and 200 largest clients represented 17.0% and 48.0% of our worldwide revenue, respectively.

Revenue from our domestic operations increased in 2001 by 14.1% over 2000. Excluding foreign exchange impacts, revenue from our international operations, increased by 15.5% over 2000, primarily the result of the strong performance of our agencies in the E.U. and other international markets and several acquisitions in Asia. Additional geographic information relating to our business is contained in note 5 to our consolidated financial statements at page F-12 of this report.

Driven by clients' continuous demand for more effective and efficient branding activities, we strive to provide through various client centric agency networks that are organized to meet specific client objectives, an extensive range of marketing and corporate communications services. These services include advertising, brand consultancy, crisis communications, custom publishing, database management, digital and interactive marketing, direct marketing, directory and business-to-business advertising, employee communications, environmental design, field marketing, healthcare communications, marketing research, media planning and buying, multi-cultural marketing, non-profit marketing, promotional marketing, public affairs, public relations, recruitment communications, sports and event marketing, and other specialty communications. In an effort to monitor the changing needs of our clients and to further expand the scope of our services to key clients, we monitor revenue by marketing discipline and group them into the following four categories: traditional media advertising, customer relationship management (CRM), public relations and specialty communications.

Traditional media advertising revenue represented 43.6%, or $3,006.3 million, of our worldwide revenue during 2001, as compared to 44.2%, or $2,718.9 million, in 2000. The remainder of our revenue, 56.4%, or $3,883.1 million, in 2001 and 55.8%, or $3,435.4 million, in 2000, was related to our other marketing and corporate communication services. The breakdown of this revenue was 30.8% CRM, 14.3% public relations and 11.3% specialty communications. Revenue for these services in 2001 increased when compared to 2000 by 16.5% for CRM, 4.3% for public relations and 15.9% for specialty communications.

September 11th and Market Conditions: The tragic events of September 11th adversely impacted our business. We experienced disruptions in client spending patterns related to the cancellation and postponement of activities. As a result, operating margins deteriorated during the third quarter. This decline occurred primarily because we had only a limited ability to adjust our cost structure in response to the sudden reduction in revenues.

We do not believe September 11th permanently impacted any of our agencies. While the specific effects of September 11th began to dissipate over the remainder of 2001, overall economic conditions remained weak. We believe that the diversity of our clients across industries, the broad range of services our agencies provide, the diversity of our geographic locations and the flexibility of certain elements of our cost structure mitigated much of the economic impact on our business as a whole.

Operating Expenses: Our 2001 worldwide operating expense increased 12.2% to $5,921.2 million from $5,276.1 million in 2000.

The most significant component of our cost structure is salary and related costs, which increased by $316.2 million to $3,949.6 million in 2001 from $3,633.4 the prior year. These expenses function as a semi-variable component of our cost structure due to our ability to adjust workforce levels and incentive compensation to mitigate fluctuations in the performance of our individual agencies. Accordingly, to compensate for the impact of September 11th and weak economic conditions, in 2001 we reduced these costs as a percentage of revenue to 57.3% from 59.0% in 2000.

Our remaining operating expenses, which primarily consist of occupancy costs, depreciation, amortization and client service costs, increased by $328.9 million to $1,971.6 million in 2001 from $1,642.7 the prior year. These costs are generally less variable and are adjusted in response to business trends over time. As a result, these expenses increased as a percentage of revenue to 28.6% in 2001 from 26.7% in 2000.

In the first quarter of 2001, we recorded a $2.9 million after tax charge ($4.9 million pre-tax) for the cumulative effect of adopting, effective January 1, 2001, a new accounting principle applicable to financial instruments, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The charge resulted from our accounting for a hedge of our net Yen investments. We utilized cross currency interest rate swap contracts to hedge our net Yen investments. Consistent with our policy with respect to derivative instruments and hedging activities, and in accordance with SFAS No. 133, when the spot rate is declared as the underlying hedge of a net investment, any ineffectiveness is recorded in operating income or expense. During the first quarter of 2001, the Company replaced the contract with a floating rate cross currency swap contract. As a result, minimal ineffectiveness will result for the remaining term of up to five years.

Operating Margin: Our operating margin declined for the year to 14.1% from 14.3% in 2000 (exclusive of a gain of $110.0 million pre-tax and $63.8 million after-tax, on the sale of a portion of our investment in Razorfish, Inc.). The reduction was primarily the result of the effects of September 11th and subsequent further weakening of economic conditions. Including the Razorfish gain in 2000, our operating margin was 16.1%.

Net Interest Expense: Our net interest expense for 2001 decreased to $72.8 million from $76.5 million in 2000. This decrease resulted from the conversion of our 4¼% convertible subordinated debentures at the end of 2000 and the general lowering of short-term interest rates as the year progressed. These benefits were partially offset by increased borrowings used to fund acquisitions and stock repurchases completed during the year. In 2002, we expect the conversion of our 2¼% convertible subordinated debentures, which occurred at the end of 2001, to further reduce reported interest expense.

Income Taxes: Our consolidated effective income tax rate was 39.3% in 2001 as compared to 40.3% in 2000 (exclusive of the tax impact of the Razorfish gain). The decrease was primarily attributable to the implementation of various planning and restructuring initiatives designed to reduce the tax inefficiency of our holding company structure, as well as the lowering of statutory rates in several international markets. Including the Razorfish gain in 2000, our consolidated effective income tax rate was 40.5%.

Equity in Affiliates and Minority Interests: In 2001, our equity in affiliates increased by 15.6% to $12.6 million from $10.9 million in 2000. The increase resulted from new acquisitions of affiliated companies and increased ownership of existing affiliated companies, partially offset by increased ownership in certain affiliates that resulted in their consolidation during the year and lower earnings of certain affiliates.

In 2001, minority interests decreased by 3.3% to $52.8 million from $54.6 million in 2000. The decrease was primarily due to lower earnings of certain subsidiaries, partially offset by our taking increased ownership positions in certain affiliates that resulted in their subsequent consolidation and the related recognition of their minority interests.

Earnings Per Share (EPS): Our net income for 2001 increased by 15.7% to $503.1 million from $435.0 million in 2000 (exclusive of the Razorfish gain) and our diluted EPS increased by 12.5% to $2.70 from $2.40. While our net income in 2001 was positively impacted by the conversion of the 4¼% Convertible Subordinated Debentures at the end of 2000, the shares associated with the conversion of these debentures were included in computing diluted EPS for both 2001 and 2000. Foreign exchange impacts had the effect of reducing diluted EPS in 2001 versus 2000 by $0.06. Including the Razorfish gain, our net income increased by 1.0% to $503.1 million from $498.8 million in 2000 and our diluted EPS decreased by 1.1% to $2.70 from $2.73 in 2000.

Financial Results from Operations — 2000 Compared with 1999

Revenue: Our consolidated worldwide revenue for 2000 increased 20.0% to $6,154.2 million from $5,130.5 million in 1999. This was a result of growth in domestic operations of 28.6% to $3,258.2 million from $2,532.9 million in 1999, and growth in international operations of 11.5% to $2,896.0 million from $2,597.6 million in 1999.

Foreign exchange impacts reduced our international revenue by $285.5 million during the year, reducing our international growth by 11.0 % and overall growth by 5.6%. The most significant impacts came from the Euro and the British Pound as these markets represented 72% of our international business. The effect of acquisitions, net of divestitures, increased our worldwide revenue by 8.9%, our domestic revenue by 10.8% and our international revenue by 7.1%. The balance of the increase represents net new business wins and additional revenue from expanding the scope of services to existing clients.

Revenue from our domestic operations increased in 2000 by 28.6% over 1999. Excluding foreign exchange impacts, revenue from our international operations increased by 22.5% over 1999, primarily the result of the strong performance by our agencies based in the E.U. and several acquisitions in the United Kingdom and France. Additional geographic information relating to our business is contained in note 5 to our consolidated financial statements at page F-12 of this report.

Traditional media advertising revenue represented 44.2%, or $2,718.9 million, of our worldwide revenue during 2000 as compared to 46.7%, or $2,396.5, million in 1999. The remainder of our revenue, 55.8%, or $3,435.4 million, in 2000 and 53.3%, or $2,734.1 million, in 1999, was related to our other marketing and corporate communication services. The breakdown of this revenue was 29.6% CRM, 15.3% public relations and 10.9% specialty communications. Revenue for these services in 2000 increased when compared to 1999 by 28.3% for CRM, 24.6% for public relations and 20.4% specialty communications.

Operating Expenses: Our 2000 worldwide operating expenses increased 19.7% to $5,276.1 million from $4,406.4 million in 1999. The most significant component of our cost structure was salary and related costs, which increased by $579.4 million to $3,633.4 million in 2000 from $3,054.0 in 1999. Salary and related costs represented about 59.0% of our total revenue in each of 2000 and 1999. The remaining operating expenses, primarily consisting of occupancy costs, depreciation, amortization and client service costs, increased to 26.7% of our total revenue to $1,642.7 in 2000 from 26.4% in 1999.

Net Interest Expense: Our net interest expense for 2000 increased to $76.5 million from $50.4 million in 1999. This increase was due to an increase in interest rates and higher average borrowings during 2000. The higher average borrowings were the result of acquisition payments and share repurchases during the year.

Operating Margin: Our operating margin increased to 14.3% (exclusive of a gain of $110.0 million pre-tax and $63.8 million after-tax on a portion of our investment in Razorfish), as compared to 14.1% in 1999. We were able to improve our operating margin in 2000 by enhancing our operating leverage and through our continued emphasis on cost control and corporate purchasing efficiencies. Including the Razorfish gain in 2000, operating margins were 16.1%.

Income Taxes: Our consolidated effective income tax rate was 40.3% in 2000 (excluding the tax impact of the Razorfish gain) as compared to 40.6% in 1999. The decrease was primarily attributable to the implementation of various planning and restructuring initiatives designed to reduce the tax inefficiency of our holding company structure, as well as the lowering of statutory rates in several international markets. Including the tax impact of the Razorfish gain, our consolidated effective income tax rate was 40.5%.

Equity in Affiliates and Minority Interests: In 2000, our equity in affiliates decreased by 29.2% to $10.9 million from $15.4 million in 1999. This decrease resulted from our taking an increased ownership position in certain affiliates that resulted in the subsequent consolidation of their income in our 2000 financial statements and non-cash losses from restructuring actions taken by one of our affiliated companies.

In 2000, minority interests increased by 3.1% to $54.6 million from $52.9 million in 1999. The increase was primarily due to acquisitions, including increased ownership positions in some of our affiliates that resulted in their subsequent consolidation and higher earnings at subsidiaries where minority interests are held by third parties.

Earnings Per Share (EPS): Our net income for 2000 increased by 19.9% from $362.9 million in 1999 (excluding the Razorfish gain) and diluted EPS increased by 19.4% to $2.40 (excluding the Razorfish gain) from $2.01. Foreign exchange impacts reduced EPS by $0.10. Including the Razorfish gain, our consolidated net income increased by 37.5% to $498.8 million in 2000 from $362.9 million in 1999 and our diluted EPS increased to $2.73 from $2.01 in 1999.

Critical Accounting Policies and New Accounting Pronouncements

We are a holding company. Our business is conducted through more than 1,500 subsidiary agencies operating in more than 100 countries. Our agencies provide a broad range of marketing and corporate communications services to more than 5000 clients representing nearly every industry sector.

We have prepared the following supplemental summary of accounting policies to assist in better understanding our financial statements and the related management discussion and analysis. Readers are encouraged to consider this supplement together with our consolidated financial statements and the related notes to our consolidated financial statements for a more complete understanding of accounting policies discussed below.

Estimates: Readers are reminded that the preparation of financial statements in conformity with generally accepted accounting principles, or "GAAP," requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during a reporting period. Actual results can differ from those estimates, and it is possible that the differences could be material.

Revenue: A small portion of our contractual arrangements with clients includes performance incentive provisions designed to link a portion of our revenue to our performance relative to both quantitative and qualitative goals. This revenue has historically been less than 2.0% of our annual consolidated revenue. We recognize this portion of revenue when the specific quantitative goals are achieved, or when our performance against qualitative goals is determined by our clients. Additional information about revenue appears in note 1 to our consolidated financial statements on pages F-7 to F-10 of this report.

Acquisitions: We have historically made and expect to continue to make acquisitions. In making these acquisitions, the price we pay is determined by various factors, including our prior experience and judgement. The amount we paid for acquisitions, including cash, stock and assumption of net liabilities totaled $844.7 million in 2001 and $849.8 million in 2000. These acquisitions were accounted for as purchases.

Most of our acquisitions have been relatively small transactions made consistent with our strategy of building our various agency brands through the extension of their service capabilities and geographic reach. The intangibles that result from these acquisitions principally result from the purchased companies know-how, reputation, experience and geographic location. These intangibles have been amortized on a straight-line basis over a period not to exceed 40 years and have been written down if, and to the extent, they have been determined to be impaired.

Additional information about acquisitions appears in notes 1 and 2 to our consolidated financial statements on pages F-7 to F-10 of this report and information about changes in GAAP relative to accounting for acquisitions is described in *New Accounting Pronouncements* on pages F-21 to F-22 of this report.

Other Investments: Management continually monitors the value of its investments to determine whether an other than temporary impairment has occurred. A variety of factors are considered when making this determination including the current market value of the investment and the financial condition and prospects of the investee.

In May 2001, the Company received a non-voting non-participating preferred stock interest in a newly formed company, Seneca Investments LLC, in exchange for its contribution of Communicade, the Company's subsidiary that conducted its e-services industry investment activities. The common shareholder of Seneca, who owns all the common stock, is an established private equity investment firm. We did not recognize a gain or loss on Seneca's formation, and management believes that the carrying value of our Seneca investment approximated its fair value at December 31, 2001. Additional information about Seneca is contained in note 6 to our consolidated financial statements at pages F-13 to F-14 of this report.

New Accounting Pronouncements: In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). The FASB also issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143) in June 2001, and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in August 2001.

SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 superseded Accounting Pronouncement Bulletin ("APB") Opinion No. 16, Business Combinations, and Statement of Financial Accounting Standards No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001. Given that all of our acquisitions in 2000 and 2001 were accounted for under the purchase method, the adoption of SFAS 141 on July 1, 2001 and the cessation of goodwill amortization on post July 1, 2001 acquisitions as required by SFAS 142, as discussed below, was not material to our 2001 consolidated results of operations or financial position.

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. Effective January 1, 2002, companies are no longer required to amortize goodwill and other intangible assets that have indefinite lives, but these assets will be subject to periodic testing for impairment. Additionally, goodwill acquired in a business combination for which the acquisition date was after June 30, 2001 is no longer required to be amortized. Had the cessation of goodwill amortization expense been in effect on January 1, 2001, diluted EPS would have been increased by an amount estimated at $0.42 to $0.47.

We expect to complete the required impairment testing by the end of the second quarter of 2002 and are currently evaluating the effect that such adoption may have on our future consolidated results of operations and financial position. However, at this time we do not expect that the results of the impairment testing will be material to our 2002 consolidated results of operations or financial position.

SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002, and we plan to adopt SFAS 143 effective January 1, 2003. The impact of SFAS 143 on our financial statements will depend on a variety of factors, including interpretative guidance from the FASB. However, we do not expect that the adoption will have a material impact on our consolidated results of operations or financial position.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001, and we intend to adopt SFAS 144 effective January 1, 2002. We do not expect that the adoption will have a material impact on our consolidated results of operations or financial position.

Quantitative and Qualitative Disclosures Regarding Market Risk

Our results of operations are subject to the risk of currency exchange rate fluctuations related to our international operations. Our net income is subject to risk from the translation of the revenue and expenses of our foreign operations, which are generally denominated in the local currency. There are also economic risks associated with intercompany cash movements when we move money across different currency markets. While our agencies operate in more than 100 countries and invoice clients in more than 70 different currencies, our major international markets are the E.U., the United Kingdom, Japan, Brazil and Canada.

We periodically purchase derivative financial instruments as part of managing our exposure to currency exchange fluctuations. Derivative financial instruments are also subject to counterparty risk. Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, we enter into derivative contracts with major well-known banks and financial institutions that have credit ratings at least equal to our own. Generally, we use forward exchange contracts with maturities ranging up to 90 days to hedge our foreign currency assets and liabilities. To a lesser extent to hedge our net Yen investments we have in place several currency and interest rate swaps with various maturity dates ranging up to five years.

Our derivative activities are limited in volume and confined to risk management activities related to our international operations. We have established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. We periodically determine the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of our existing portfolio of derivative financial instruments. The value-at-risk analysis we performed on our December 31, 2001 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. This overall system is designed to enable us to initiate remedial action, if appropriate.

At December 31, 2001, we had numerous forward foreign exchange contracts outstanding with an aggregate notional principal of $387 million, most of which were denominated in our major international market currencies. These contracts predominantly hedged certain intercompany cash movements which were not recorded in the respective company's functional currency. The terms of these contracts were generally 90 days or less. Additionally, at December 31, 2001, we had several cross currency interest rate swaps in place with an aggregate notational principal amount of 16,300 million Yen with maturities up to five years. See note 12 to our consolidated financial statements at pages F-20 to F-21 of this report for information about the fair value of each type of derivative.

Liquidity and Capital Resources

Liquidity: We had cash and cash equivalents totaling $472.2 million and $516.8 million at December 31, 2001 and 2000, respectively. Net cash provided by our operating activities was $775.6 million in 2001 compared to $685.9 million in 2000. Our operating cash flows in 2001, which are impacted by our clients' spending patterns, reflected revenue and net income growth and an increase in the cash provided resulting from a decrease in accounts receivable, partially offset by a decrease in cash provided resulting from decreases in accounts payable and decreases in accrued taxes, advance billings and other liabilities which include accruals for incentive compensation. At December 31, 2001 and 2000, our current liabilities exceeded our current assets by $1,410.0 million and $1,258.2 million, respectively. This occurs primarily because we generally require payment from our clients before paying vendors for media and other pass-through expenditures.

Net cash flows used in our investing activities in 2001 were $947.9 million, including $818.8 million used for acquisitions, net of cash acquired, and $149.4 million used for capital expenditures. Of the $818.8 million used for acquisitions and investments, $156.8 million related to acquisitions completed in prior years.

Net cash flows from our financing activities in 2001 were $170.8 million, including net borrowings of $354.7 million and proceeds from option exercise payments and employee stock purchase plan contributions of $65.4 million, offset by dividends paid to shareholders of $135.7 million, repayments of deposits received from affiliates of $53.5 million and payments to repurchase stock of $60.1 million.

Capital Resources: We maintain two revolving credit facilities with two consortia of banks. In the second quarter 2001, we extended our 364-day, $1.0 billion revolving credit facility. This facility, which primarily supports our issuance of commercial paper, was renewed under substantially the same terms as had previously been in effect, including a provision which allows us to convert all amounts outstanding at its expiration on April 25, 2002 into a one-year term loan. During 2001, we issued $45.3 billion of commercial paper and we redeemed $45.9 billion. The average term of the commercial paper issued was eight days. At December 31, 2001, $269.6 million of our commercial paper was outstanding at interest rates ranging from 2.2% to 2.7% under the $1 billion credit facility. We also have a $500 million five-year revolving credit facility which expires on June 30, 2003. No borrowings were outstanding under this revolving credit facility at December 31, 2001.

We had short-term bank loans of $169.1 million at December 31, 2001, primarily comprised of bank overdrafts by our international subsidiaries which are treated as unsecured loans pursuant to the subsidiaries' bank agreements.

In February 2001, we issued $850.0 million aggregate principal amount of zero-coupon notes due 2031. These notes are senior, unsecured zero-coupon securities that are convertible into 7.7 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events, including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded by least three notches from their current level to Baa3 or lower by Moody's Investors Services, Inc. or BBB or lower by Standard & Poor's Ratings Services. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of the notes due 2031 have the right to put the notes back to us for, at our election, cash, stock or a combination of both, in February of each year and we have the right to redeem the notes for cash beginning in 2006. There are no events that accelerate the noteholders' put rights. Beginning in February 2006, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest on the notes equal to the amount of dividends that would be paid on the common shares into which the notes are contingently convertible.

In March 2002, we issued $900.0 million aggregate principal amount of zero-coupon notes due 2032. The notes are senior, unsecured zero-coupon securities that are convertible into 8.2 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events including if our common shares trade above certain levels, if we effect extraordinary transactions or if our long-term debt ratings are downgraded at least three notches from their current level to Baa3 or lower by Moody's Investors Services, Inc. or BBB or lower by Standard & Poor's Ratings Services. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of the notes due 2032 have the right to put the notes back to us for, at our election, cash, stock or a combination of both, in July of each year beginning in July 2003 and we have the right to redeem the notes for cash beginning in 2007. There are no events that accelerate the noteholders' put rights. Beginning in August 2007, if the market price of our common shares exceeds certain thresholds, we may be required to pay contingent cash interest on the notes equal to the amount of dividends that would be paid on the common shares into which the notes are contingently convertible.

On December 31, 2001, we redeemed our 2¼% Convertibled Subordinate Debentures, which had a scheduled maturity in 2013. The debentures were convertible into 4.6 million common shares. Prior to redemption, substantially all of the bondholders exercised their conversion rights. These debentures were issued in 1998.

We believe that our operating cash flow combined with our available lines of credit and our access to the capital markets are sufficient to support our foreseeable cash requirements, including working capital, capital expenditures, acquisitions and dividends.

Additional information about our indebtedness is included in notes 3 and 4 of our consolidated financial statements at pages F-10 to F-12 of this report.

Contractual and Commercial Obligations: We enter into numerous contractual and commercial undertakings in the normal course of our business. The following table summarizes information about certain of our obligations as of December 31, 2001. The table should be read together with note 3 (bank loans and lines of credit), note 4 (long-term debt and convertible debentures), note 10 (commitments and contingent liabilities), note 11(fair value of financial instruments) and note 12 (financial instruments and market risk) to our consolidated financial statements at pages F-10 to F-20 of this report.

	Due in less than 1 Year	Due in 1 to 5 Years	Due after 5 Years	Total Due
		(in thousands)		
Contractual Obligations at December 31, 2001				
Long-term debt	$ 40,444	$ 486,448	$ 3,657	$ 530,549
Senior convertible notes	—	—	850,000	850,000
Lease obligations	343,446	958,505	988,226	2,290,177
Total contractual cash obligations	$383,890	$1,444,953	$1,841,883	$3,670,726

	Due in less than 1 Year	Due in 1 to 5 Years	Due after 5 Years	Total Due
		(in thousands)		
Other Commercial Commitments at December 31, 2001				
Lines of credit	$169,056	$ —	$ —	$169,056
Guarantees and letters of credit	—	27,515	—	27,515
Total commercial commitments	$169,056	$27,515	$ —	$196,571

In the normal course of business, our agencies enter into various media commitments on behalf of our clients. These commitments are included in our accounts payable balance when the media services are delivered by the providers. Historically, we have not experienced significant losses for media commitments entered into on behalf of our clients and we believe that we do not have any substantial exposure to potential losses of this nature in the future.

In addition, we have various commitments related to acquisitions completed in the current and prior years that may require additional future purchase price payments that would result in additional intangible assets on our balance sheet. These payments are contingent upon the businesses achieving minimum predetermined performance goals. Formulas for these contingent future payments vary from acquisition to acquisition. These commitments are not reflected on the balance sheet because they are highly contingent upon future events. The payments made in 2001, 2000 and 1999 for acquisitions completed in prior years were $156.8 million, $183.9 million and $137.0 million, respectively.

8. Financial Statements and Supplementary Data

Our financial statements and supplementary data are included at the end of this report beginning on page F-1 of this report. See the index appearing on page 14 of this report.

9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Executive Officers

The executive officers of Omnicom Group Inc. are:

Name	Position	Age
Bruce Crawford	Chairman	73
John D. Wren	President and Chief Executive Officer	49
Philip J. Angelastro	Senior Vice President and Controller	37
James A. Cannon	Vice Chairman and Chief Financial Officer of BBDO Worldwide	63
Jean-Marie Dru	President and Chief Executive Officer of TBWA Worldwide	55
Thomas L. Harrison	Chairman and Chief Executive Officer of Diversified Agency Services	54
Peter Mead	Vice Chairman	62
Robert Profusek	Executive Vice President	51
Keith L. Reinhard	Chairman and Chief Executive Officer of DDB Worldwide	67
Allen Rosenshine	Chairman and Chief Executive Officer of BBDO Worldwide	63
Barry J. Wagner	Secretary and General Counsel	61
Randall J. Weisenburger	Executive Vice President and Chief Financial Officer	43

All of the executive officers have held their present positions at Omnicom for at least five years except as specified below.

Philip Angelastro was promoted to Senior Vice President in January 2002 and was made Controller on February 1, 1999. Mr. Angelastro joined the Company in June 1997 as Vice President of Finance of Diversified Agency Services after being a Partner at Coopers & Lybrand LLP.

Jean-Marie Dru was appointed President and Chief Executive Officer of TBWA Worldwide in March 2001. He had previously been President International of TBWA Worldwide. Mr. Dru was co-founder and Chairman of BDDP Group, which merged with TBWA in 1998. Prior to BDDP, he was CEO of Young & Rubicam Paris.

Thomas Harrison has served as Chairman and Chief Executive Officer of the Diversified Agency Services since May 1998, having previously served as its President since February 1997. He also has served as Chairman of the Diversified Healthcare Communications Group since its formation in 1994.

Peter Mead was appointed Vice Chairman on May 16, 2000. He had previously been Group Chief Executive of Abbot Mead Vickers plc and Joint Chairman of AMV BBDO.

Robert Profusek joined the Company on May 15, 2000 as Executive Vice President. He previously headed the transactional practice group of Jones, Day, Reavis & Pogue, a global law firm.

Randall Weisenburger joined the Company in September 1998 and became Executive Vice President and Chief Financial Officer on January 1, 1999. Mr. Weisenburger was previously President and Chief Executive Officer of Wasserstein Perella Management Partners.

Additional information about our directors and executive officers appears under the captions "Election of Directors," "Management's Stock Ownership," "Director Compensation" and "Executive Compensation" in our 2002 proxy statement.

PART IV

14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) Financial Statements:

(a)(2) Financial Statement Schedules:

All other schedules are omitted because they are not applicable.

(a)(3) Exhibits:

Exhibit Numbers	Description
(3)(i)	Certificate of Incorporation (Exhibit 4.1 to our Registration Statement No. 333-46303 and incorporated herein by reference).
(ii)	Amendment to Certificate of Incorporation (Exhibit A to our 2000 Proxy Statement filed on April 11, 2000 and incorporated herein by reference).
(iii)	By-laws (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1987).
4.1	Fiscal Agency Agreement, dated June 24, 1998, in connection with our issuance of 1,000,000,000 5.20% Notes due 2005 (the "5.20% Notes") (Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("the 6-30-98 10Q") and incorporated herein by reference).
4.2	Subscription Agreement, dated June 22, 1998, in connection with our issuance of the 5.20% Notes (Exhibit 4.2 to our 6-30-98 10-Q and incorporated herein by reference).
4.3	Deed of Covenant, dated June 24, 1998, in connection with our issuance of the 5.20% Notes (Exhibit 4.3 to the 6-30-98 10-Q and incorporated herein by reference).
4.4	Indenture, dated February 7, 2001, between Chase Manhattan Bank, as trustee, and us in connection with our issuance of $850,000,000 Liquid Yield Option Notes due 2031 (Exhibit 4.1 to our Registration Statement on Form S-3 (Reg. No. 333-55386) and incorporated herein by reference).
4.5	Form of Liquid Yield Option Notes due 2031 (included in Exhibit 4.4 above)
4.6	Indenture between Omnicom Group Inc. and JP Morgan Chase Bank, dated as of March 6, 2002 in connection with our issuance of $900,000,000 zero coupon zero yield convertible notes due 2032.
4.7	Form of Zero Coupon Zero Yield Convertible Notes due 2032 (included in Exhibit 4.6)
4.8	Registration Rights Agreement, dated March 1, 2002, by and between Omnicom Group Inc. and J.P. Morgan Securities Inc, Goldman Sachs & Co. and Salomon Smith Barney Inc.
10.1	Amendment No. 1, dated July 7, 2000, to $500,000,000 Amended and Restated Credit Agreement, dated as of February 20, 1998, among Omnicom Finance Inc., Omnicom Finance PLC, Omnicom Capital Inc., Omnicom Group Inc., ABN AMRO Bank N.V., New

York Branch, and the financial institutions party thereto (Exhibit 10.2 to our quarterly report on Form 10-Q for the quarter ended June 30, 2000 (the "6-30-00 10-Q") and incorporated herein by reference).

10.2	364-Credit Agreement, dated as of April 30, 1999 (Exhibit 10.2 to our quarterly report in Form 10-Q for the quarter ended March 31, 1999 (the "3-31-99 10-Q")) amended and restated April 26, 2001, among Omnicom Finance Inc., Omnicom Finance PLC, Omnicom Capital Inc., the financial institutions party thereto, Citibank, N.A., as Administrative Agent, The Bank of Nova Scotia, as Documentation Agent. The Chase Manhattan Bank, Fleet National Bank and San Paolo IMI SPA as Syndication Agents.
10.3	List of Contents of Exhibits to the 364-Day Credit Agreement, dated as of April 30, 1999 (Exhibit 10.2 to our "3-31-99 10-Q" and incorporated herein by reference).
10.4	Guaranty, dated as of April 30, 1999, made by Omnicom Group Inc. (Exhibit 10.3 to our 3-31-99 10-Q and incorporated herein by reference).
10.5	Amended and Restated 1998 Incentive Compensation Plan, (Exhibit B to our Proxy Statement, dated April 11, 2000, and incorporated herein by reference).
10.6	Restricted Stock Plan for Non-employee Directors (Exhibit 10.10 to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).
10.7	Standard form of our Executive Salary Continuation Plan Agreement (Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).
10.8	Standard form of the Director Indemnification Agreement (Exhibit 10.25 to our Annual Report on Form 10-K for the year ended December 31, 1989 and incorporated herein by reference).
10.9	Severance Agreement, dated July 6, 1993, between Keith Reinhard and DDB Worldwide Communications Group, Inc. (Exhibit 10.11 to our Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).
10.10	Long-Term Shareholder Value Plan, dated March 19, 2002, (Exhibit Ref 4.4 to our Registration Statement on Form S-8 No. 333-84498 and incorporated herein by reference).
21.1	Subsidiaries of the Registrant.
23.1	Consent of Arthur Andersen LLP.
24.1	Powers of Attorney from Bernard Brochand, Robert J. Callander, James A. Cannon, Leonard S. Coleman, Jr., Bruce Crawford, Susan S. Denison, Jean-Marie Dru, Peter Foy, Michael Greenlees, Thomas L. Harrison, John R. Murphy, John R. Purcell, Keith L. Reinhard, Linda Johnson Rice, Allen Rosenshine and Gary L. Roubos.
99.1	Letter to SEC pursuant to Temporary Note 3T to Article 3 of Regulation S-X.

(b) **Reports on Form 8-K:**

We did not file any reports on Form 8-K during the fourth quarter of 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNICOM GROUP INC.

March 26, 2002

By: /s/ RANDALL J. WEISENBURGER

Randall J. Weisenburger
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRUCE CRAWFORD (Bruce Crawford)	Chairman and Director	March 26, 2002
/s/ JOHN D. WREN (John D. Wren)	Chief Executive Officer and President and Director	March 26, 2002
/s/ RANDALL J. WEISENBURGER (Randall J. Weisenburger)	Executive Vice President and Chief Financial Officer	March 26, 2002
/s/ PHILIP J. ANGELASTRO (Philip J. Angelastro)	Senior Vice President and Controller (Principal Accounting Officer)	March 26, 2002
(Bernard Brochand)	Director	
/s/ ROBERT J. CALLANDER* (Robert J. Callander)	Director	March 26, 2002
/s/ JAMES A. CANNON* (James A. Cannon)	Director	March 26, 2002
/s/ LEONARD S. COLEMAN, JR.* (Leonard S. Coleman, Jr.)	Director	March 26, 2002
/s/ SUSAN S. DENISON* (Susan S. Denison)	Director	March 26, 2002
/s/ JEAN-MARIE DRU* (Jean-Marie Dru)	Director	March 26, 2002
/s/ PETER FOY* (Peter Foy)	Director	March 26, 2002
(Michael Greenlees)	Director	
/s/ THOMAS L. HARRISON* (Thomas L. Harrison)	Director	March 26, 2002
/s/ JOHN R. MURPHY* (John R. Murphy)	Director	March 26, 2002
/s/ JOHN R. PURCELL* (John R. Purcell)	Director	March 26, 2002
/s/ KEITH L. REINHARD* (Keith L. Reinhard)	Director	March 26, 2002
(Linda Johnson Rice)	Director	
/s/ ALLEN ROSENSHINE* (Allen Rosenshine)	Director	March 26, 2002
/s/ GARY L. ROUBOS* (Gary L. Roubos)	Director	March 26, 2002
*By /s/ BARRY J. WAGNER Barry J. Wagner	Attorney-in-fact	March 26, 2002

MANAGEMENT REPORT

Omnicom Group Inc. management is responsible for the integrity of the financial data reported by Omnicom. Management uses its best judgement to ensure that the financial statements present fairly, in all material respects, Omnicom's consolidated financial position and results of operations. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Omnicom's system of internal controls, augmented by a program of internal audits, is designed to provide reasonable assurance that assets are safeguarded and records are maintained to substantiate the preparation of financial information in accordance with accounting principles generally accepted in the United States. Underlying this concept of reasonable assurance is the premise that the cost of controls should not exceed the benefits derived therefrom.

The financial statements have been audited by independent public accountants. Their report expresses the independent accountant's judgement as to the fairness of management's reported operating results, cash flows and financial position. This judgement is based on the procedures described in the second paragraph of their report.

Omnicom's Audit Committee meets periodically with representatives of financial management, internal audit and the independent public accountants to assure that each group believes they are properly discharging their responsibilities. To aid in ensuring independence, the Audit Committee communicates directly and separately with the independent public accountants, internal audit and financial management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

/s/ JOHN D. WREN	/s/ RANDALL J. WEISENBURGER
John D. Wren **Chief Executive Officer and President**	**Randall J. Weisenburger** **Executive Vice President and Chief Financial Officer**

February 18, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of Omnicom Group Inc.:

We have audited the accompanying consolidated balance sheets of Omnicom Group Inc. (a New York corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omnicom Group Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule on page S-1 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
February 18, 2002 (except with respect to the matter discussed in Note 14, as to which the date is March 20, 2002)

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, (Dollars in Thousands Except Per Share Data)		
	2001	2000	1999
REVENUE	$6,889,406	$6,154,230	$5,130,545
OPERATING EXPENSES:			
Salaries and related costs	3,949,644	3,633,357	3,054,018
Office and general expenses	1,971,578	1,642,783	1,352,397
	5,921,222	5,276,140	4,406,415
OPERATING PROFIT	968,184	878,090	724,130
REALIZED GAIN ON SALE OF RAZORFISH SHARES	—	110,044	—
NET INTEREST EXPENSE	72,799	76,517	50,422
INCOME BEFORE INCOME TAXES	895,385	911,617	673,708
INCOME TAXES	352,128	369,140	273,247
INCOME AFTER INCOME TAXES	543,257	542,477	400,461
EQUITY IN AFFILIATES	12,667	10,914	15,368
MINORITY INTERESTS	(52,782)	(54,596)	(52,947)
NET INCOME	$ 503,142	$ 498,795	$ 362,882
NET INCOME PER COMMON SHARE:			
Basic	$ 2.75	$ 2.85	$ 2.07
Diluted	$ 2.70	$ 2.73	$ 2.01

The accompanying notes to consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, (Dollars in Thousands)	
	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 472,151	$ 516,817
Short-term investments at market, which approximates cost	44,848	59,722
Accounts receivable, less allowance for doubtful accounts of $79,183 and $72,745 (Schedule II)	3,720,790	3,857,182
Billable production orders in process, at cost	382,750	403,565
Prepaid expenses and other current assets	613,285	529,597
Total Current Assets	5,233,824	5,366,883
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $618,661 and $557,210	547,801	483,105
INVESTMENTS IN AFFILIATES	186,156	432,664
GOODWILL AND OTHER INTANGIBLES, less accumulated amortization of $497,500 and $410,396	3,934,512	2,988,809
DEFERRED TAX BENEFITS	100,418	98,404
OTHER ASSETS	614,703	483,842
	$10,617,414	$9,853,707

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Accounts payable	$ 4,303,152	$4,351,039
Advance billings	640,750	630,502
Current portion of long-term debt	40,444	29,307
Bank loans	169,056	72,813
Accrued taxes	366,820	327,136
Other accrued liabilities	1,123,565	1,214,255
Total Current Liabilities	6,643,787	6,625,052
LONG-TERM DEBT	490,105	1,015,419
CONVERTIBLE DEBENTURES	850,000	229,968
DEFERRED COMPENSATION AND OTHER LIABILITIES	296,980	296,921
MINORITY INTERESTS	158,123	137,870
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 10)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $1.00 par value, 7,500,000 shares authorized, none issued	—	—
Common stock, $0.15 par value, 1,000,000,000 shares authorized, 198,669,254 and 194,102,812 shares issued in 2001 and 2000, respectively	29,800	29,115
Additional paid-in capital	1,400,138	1,166,076
Retained earnings	1,619,874	1,258,568
Unamortized restricted stock	(125,745)	(119,796)
Accumulated other comprehensive (loss) income	(295,358)	(232,063)
Treasury stock, at cost, 8,040,688 and 10,023,674 shares in 2001 and 2000, respectively	(450,290)	(553,423)
Total Shareholders' Equity	2,178,419	1,548,477
	$10,617,414	$9,853,707

The accompanying notes to consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Three Years Ended December 31, 2001
(Dollars in Thousands)

	Comprehensive Income	Common Stock		Additional Paid-in Capital	Retained Earnings	Unamortized Restricted Stock	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Shareholders' Equity
		Shares	Par Value						
Balance December 31, 1998		186,654,985	$ 93,328	$ 720,343	$628,742	$ (58,060)	$ (94,781)	$(244,062)	$1,045,510
Comprehensive income:									
Net income	$362,882				362,882				362,882
Unrealized gain on investments, net of income taxes of $290,233	417,653						417,653		417,653
Translation adjustments, net of taxes of $25,726	(37,638)						(37,638)		(37,638)
Comprehensive income	742,897								
Dividends declared					(109,573)				(109,573)
Amortization of restricted shares						27,812			27,812
Shares transactions under employee stock plans		306,381	152	58,197		(55,671)		100,037	102,715
Shares issued for acquisitions		127,069	64	7,136					7,200
Conversion of 4.25% debentures				(5)				19	14
Purchase of treasury shares								(286,159)	(286,159)
Cancellation of shares		(2,274)	(1)	(177)					(178)
Gain on initial public offering of common stock of affiliates				22,660					22,660
Balance December 31, 1999		187,086,161	93,543	808,154	882,051	(85,919)	285,234	(430,165)	1,552,898
Comprehensive Income:									
Net Income	498,795				498,795				498,795
Unrealized loss on investments net of taxes of $251,589	(372,764)						(372,764)		(372,764)
Translation adjustments, net of taxes of $54,912	(80,707)						(80,707)		(80,707)
Reclassification adjustment for gain on sale of securities net of taxes of $46,218	(63,826)						(63,826)		(63,826)
Comprehensive (loss)	(18,502)								
Dividends Declared					(122,278)				(122,278)
Amortization of restricted shares						39,098			39,098
Shares transactions under employee stock plans				65,521		(72,975)		107,291	99,837
Shares issued for acquisitions		81,508	12	10,080				5,939	16,031
Conversion of 4.25% debentures		6,935,143	1,040	216,841				594	218,475
Purchase of treasury shares								(237,082)	(237,082)
Adjustment for change in par value			(65,480)	65,480					
Balance December 31, 2000		194,102,812	29,115	1,166,076	1,258,568	(119,796)	(232,063)	(553,423)	1,548,477
Comprehensive Income:									
Net Income	503,142				503,142				503,142
Unrealized gain on investments net of taxes of $11,518	18,976						18,976		18,976
Translation adjustments, net of taxes of $49,939	(82,271)						(82,271)		(82,271)
Comprehensive income	$439,847								
Dividends Declared					(141,836)				(141,836)
Amortization of restricted shares						47,078			47,078
Shares transactions under employee stock plans				28,477		(53,027)		106,583	82,033
Shares issued for acquisitions		25,538	4	3,891				3,441	7,336
Conversion of 2.25% debentures		4,614,443	692	254,995				(54)	255,633
Purchase of treasury shares				(49,200)				(10,949)	(60,149)
Cancellation of shares		(73,539)	(11)	(4,101)				4,112	
Balance December 31, 2001		198,669,254	$ 29,800	$1,400,138	$1,619,874	$(125,745)	$(295,358)	$(450,290)	$2,178,419

The accompanying notes to consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, (Dollars in Thousands)		
	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 503,142	$ 498,795	$ 362,882
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of tangible assets	114,661	103,903	97,080
Amortization of goodwill and other intangible assets	96,305	82,669	70,823
Minority interests	52,782	54,596	52,947
Earnings of affiliates less than (in excess of) dividends received	15,711	33,430	(8,333)
Tax benefit on employee stock plans	16,640	49,837	68,260
Provisions for losses on accounts receivable	30,739	25,989	14,399
Amortization of restricted shares	47,078	39,098	27,812
Gain on sale of Razorfish shares	—	(110,044)	—
Decrease (increase) in accounts receivable	200,836	(513,646)	(648,009)
Decrease (increase) in billable production orders in process	23,117	(97,736)	(13,246)
(Increase) decrease in prepaid expenses and other current assets	(33,021)	(124,854)	9,886
Increase in other assets, net	(55,282)	(29,649)	(26,772)
(Decrease) increase in accounts payable	(88,866)	277,295	786,608
(Decrease) increase in accrued taxes, advance billings and other liabilities	(148,282)	396,196	178,217
Net Cash Provided by Operating Activities	775,560	685,879	972,554
Cash Flows From Investing Activities:			
Capital expenditures	(149,423)	(150,289)	(130,349)
Payment for purchases of equity interests in subsidiaries and affiliates, net of cash acquired	(818,819)	(795,686)	(694,184)
Purchases of long-term and short-term investments	(105,916)	(292,939)	(59,213)
Proceeds from sales of investments	126,306	204,340	111,271
Net Cash Used in Investing Activities	(947,852)	(1,034,574)	(772,475)
Cash Flows From Financing Activities:			
Net increase (decrease) in short-term borrowings	76,789	24,543	(15,748)
Net proceeds from issuances of convertible debentures and long-term debt obligations	1,144,369	792,995	92,578
Repayments of principal of long-term debt obligations	(866,445)	(85,988)	(85,713)
Share transactions under employee stock plans	65,392	50,001	34,456
(Repayments to) deposits from affiliates	(53,479)	(140,056)	93,105
Dividends paid	(135,676)	(122,278)	(103,882)
Purchase of treasury shares	(60,149)	(237,082)	(286,159)
Net Cash Provided by (Used In) Financing Activities	170,801	282,135	(271,363)
Effect of exchange rate changes on cash and cash equivalents	(43,175)	6,950	(1,070)
Net Decrease in Cash and Cash Equivalents	(44,666)	(59,610)	(72,354)
Cash and Cash Equivalents at Beginning of Period	516,817	576,427	648,781
Cash and Cash Equivalents at End of Period	$ 472,151	$ 516,817	$ 576,427
Supplemental Disclosures:			
Income taxes paid	$ 233,827	$ 227,492	$ 235,256
Interest paid	$ 84,693	$ 118,077	$ 78,835

The accompanying notes to consolidated financial statements are an integral part of these statements.

OMNICOM GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Omnicom Group Inc. and its domestic and international subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition. Substantially all revenue is derived from fees for services. Additionally, we earn commissions from the placement of advertisements in various media. Revenue is realized when the service is performed, in accordance with the terms of the contractual arrangement, and upon completion of the earnings process, including when services are rendered, upon presentation date for media, when costs are incurred for radio and television production and when print production is completed and collection is reasonably assured.

A small portion of our contractual arrangements with clients includes performance incentive provisions which allow us to earn additional revenues as a result of our performance relative to both quantitative and qualitative goals. The Company recognizes the incentive portion of revenue under these arrangements when specific quantitative goals are achieved, or when performance against qualitative goals is determined by the Company's clients.

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, *Revenue Recognition in Financial Statements,* in December 1999. The SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company's revenue recognition policies are in compliance with SAB 101.

Billable Production. Billable production orders in process consist principally of costs incurred on behalf of clients when providing corporate communications services to clients. Such amounts are generally invoiced to clients at various times over the course of the production process.

Investments Available for Sale. Investments available for sale are comprised of the following two categories of investments.

Short-term investments and time deposits with financial institutions, which consist principally of investments with original maturity dates between three months and one year and are therefore classified as current assets.

Long-term investments are included in other assets in the Company's balance sheet and are comprised of minority ownership interests in certain publicly traded marketing and corporate communications services companies where the Company does not exercise significant influence over the operating and financial policies of the investee. The Company accounts for these investments under the cost method. The book value of these investments is adjusted to market value with any unrealized gains or losses recorded to comprehensive income. The Company periodically evaluates these investments to determine if there have been any non-temporary declines in value. A variety of factors are considered when determining if a decline in market value below book value is non-temporary, including, among others, the financial condition and prospects of the investee, as well as the Company's investment intent.

Cost-Based Investments. Cost-based long-term investments are primarily comprised of preferred equity interests in non-public marketing and corporate communications services companies where the Company does not exercise significant influence over the operating and financial policies of the investee. These minority interests are accounted for under the cost method and are included in the Company's other assets account. These investments are periodically evaluated to determine if there have been any non-temporary declines below book value. A variety of factors are considered when determining if a decline in fair value below book value is non-temporary, including, among others, the financial condition and prospects of the investee, as well as the Company's investment intent.

Common Stock. During 2000, the par value of common stock was decreased from $.50 to $.15 per share and the number of authorized common shares was increased from 300 million shares to 1 billion shares.

Treasury Stock. The Company accounts for treasury share purchases at cost. The reissuance of treasury shares is accounted for at the average cost. Gains or losses on the reissuance of treasury shares are accounted for as additional paid-in capital and do not affect reported results of operations.

Foreign Currency Translation. The Company's financial statements were prepared in accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Substantially all of the Company's foreign subsidiaries use their local currency as their functional currency in accordance with SFAS 52. Accordingly, the currency impacts of the translation of the balance sheets of the Company's foreign subsidiaries to U.S. dollar statements are included as translation adjustments in other accumulated comprehensive income. The income statements of foreign subsidiaries are translated at average exchange rates for the year. Net foreign currency transaction gains included in net income were $1.1 million in 2001, $1.7 million in 2000 and $9.9 million in 1999.

Earnings Per Common Share. Basic earnings per share is based upon the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the above, plus, if dilutive, common share equivalents which include outstanding options and restricted shares and adjustments for the assumed conversion of the Company's 2¼% and 4¼% Convertible Subordinated Debentures. For purposes of computing diluted earnings per share for the years ended December 31, 2001, 2000 and 1999, respectively, 2,821,850, 2,688,589 and 3,046,904 shares were assumed to have been outstanding related to common share equivalents and 4,599,909, 11,468,018 and 11,551,936 shares in 2001, 2000 and 1999, respectively were assumed to have been converted related to the Company's convertible subordinated debentures. Additionally, the assumed increase in net income related to the after tax interest cost of convertible debentures and the after tax compensation expense related to dividends on restricted shares used in the computations was $9,728,117, $17,939,255 and $17,968,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The number of shares used in the computations were as follows:

	2001	2000	1999
Basic EPS computation	182,867,900	174,881,000	175,285,900
Diluted EPS computation	190,289,700	189,037,600	189,884,800

The Company's 2¼% Convertible Subordinated Debentures were converted in the fourth quarter of 2001 and its 4¼% Convertible Subordinated Debentures were converted in the fourth quarter of 2000 (see Note 4).

Gains and Losses on Issuance of Stock in Affiliates and Subsidiaries. Gains and losses on the issuance of stock in equity method affiliates and consolidated subsidiaries are recognized directly in the Company's shareholders' equity through an increase or decrease to additional paid-in capital in the period in which the sale occurs and do not affect reported results of operations.

Severance Agreements. Arrangements with certain present and former employees provide for continuing payments for periods up to 10 years after cessation of their full-time employment in consideration for agreements by the employee not to compete with the Company and to render consulting services during the post-employment period. Such payments, the amounts of which are also subject to certain limitations, including the Company's operating performance during the post-employment period, are expensed in such periods.

Depreciation of Furniture and Equipment and Amortization of Leasehold Improvements. Depreciation charges are computed on a straight-line basis over the estimated useful lives of furniture and equipment, up to 10 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the terms of the related lease or the useful life of these assets.

Goodwill and Other Intangibles. The intangible values associated with the Company's business consist predominantly of the value of the Company's agency brands and worldwide networks and the value of the Company's client relationships, know-how, reputation and experience. Intangibles are amortized on a straight-line basis over a period not to exceed 40 years. The intangibles are written down if, and to the extent, they are determined to be impaired. Intangibles are considered to be impaired if the future anticipated undiscounted cash flows arising from the use of the intangibles is less than the net unamortized cost of the intangibles. The Company's worldwide agency networks have been operating for an average of over 60 years. Relationships with significant clients in the corporate communications services industry are typically long-term in nature and the Company's largest clients have on average been clients for more than 30 years. The Company makes acquisitions consistent with its strategy of building its various agency brands through the extension of their service capabilities and geographic reach. The intangibles that result from these acquisitions represent acquisition costs in excess of the fair value of tangible net assets acquired and consist primarily of the know-how, reputation, experience and the geographic coverage of the purchased businesses. In accordance with SFAS 142 — Goodwill and Other Intangible Assets (see Note 13), goodwill acquired resulting from a business combination for which the acquisition date was after June 30, 2001 is no longer amortized. Additionally, certain intangible assets are required to be valued and amortized over their estimated useful lives. Beginning in 2002, goodwill and other intangible assets with indefinite lives will no longer be amortized, but are to be periodically tested for impairment in accordance with SFAS 142 (see Note 13).

Deferred Taxes. Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred tax benefits result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions. Deferred tax liabilities result principally from deductions recorded for tax purposes, in excess of that recorded in the financial statements and non-cash, unrealized financial statement gains associated with investments and capital transactions including initial public offerings of common stock by affiliates.

Cash Flows. The Company's cash equivalents are primarily comprised of investments in overnight interest-bearing deposits, commercial paper and money market instruments with original maturity dates of three months or less.

The following supplemental schedule summarizes the fair value of non-cash assets acquired, cash paid, common shares issued, which are valued at the then market value of the shares, and the liabilities assumed in connection with the acquisition of equity interests in subsidiaries and affiliates, for each of the years specified below:

	(Dollars in Thousands)		
	2001	2000	1999
Fair value of non-cash assets acquired	$1,207,806	$1,122,385	$1,059,443
Cash paid, net of cash acquired	(818,819)	(795,686)	(694,184)
Value of common shares issued	(7,336)	(16,031)	(7,200)
Liabilities assumed	$ 381,651	$ 310,668	$ 358,059

Concentration of Credit Risk. The Company provides marketing and corporate communications services to over 5,000 clients who operate in nearly every industry sector and in more than 100 countries. The Company grants credit to qualified clients in the ordinary course of business. Due to the diversified nature of the Company's client base, the Company does not believe that we are exposed to a concentration of credit risk.

Derivative Financial Instruments. The Company adopted Statement Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Derivatives that are not hedges must be adjusted to fair value through the consolidated statement of income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as a hedge is required to be immediately recognized in the statement of income.

The Company's derivative financial instruments consist principally of forward foreign exchange contracts and interest rate and cross-currency swaps. For derivative financial instruments to qualify for hedge accounting the following criteria must be met: (1) the hedging instrument must be designated as a hedge; (2) the hedged exposure must be specifically identifiable and expose the Company to risk; and (3) it must be highly probable that a change in fair value of the derivative financial instrument and an opposite change in the fair value of the hedged exposure will have a high degree of correlation.

The majority of the Company's derivative activity relates to forward foreign economic exchange contracts. The Company executes these contracts in the same currency as the hedged exposure, whereby 100% correlation is achieved based on spot rates. Gains and losses on derivative financial instruments which are hedges of foreign currency assets or liabilities are recorded at market value and changes in market value are recognized in the statement of income in the current period. Gains and losses on derivative financial instruments which are hedges of net investments, are recorded to accumulated comprehensive income as translation adjustments to the extent of change in the spot exchange rate. The remaining difference is recorded in the statement of income in the current period. Derivative financial instruments which do not qualify as hedges are recorded in the balance sheet as either an asset or liability and are revalued to the current market rate and any gains or losses are recorded in the statement of income in the current period.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain prior year amounts have been reclassified to conform with the 2001 presentation.

2. Acquisitions

During 2001, the Company made 39 acquisitions whose aggregate cost, in cash or by issuance of the Company's common stock and the assumption of net liabilities, totaled $844.7 million, including intangible assets of $839.1 million. Valuations of these companies were based on a number of factors, including geographic coverage, service offerings, competitive position and reputation.

Most of our acquisitions have been relatively small transactions made consistent with our strategy of building our various agency brands through the extension of their service capabilities and geographic reach. The intangibles that result from these acquisitions principally result from the purchased companies know-how, reputation, experience and geographic coverage. These intangibles have been amortized on a straight-line basis over a period not to exceed 40 years.

Certain acquisitions completed in 2001 and prior years require payments in future years contingent upon the future performance of the acquired businesses and their ability to achieve certain predetermined goals. Formulas for these contingent future payments vary from acquisition to acquisition. Included in the aggregate cost of $844.7 million are payments of $156.8 million made in 2001 related to acquisitions completed in prior years.

3. Bank Loans and Lines of Credit

Bank loans of $169.1 million and $72.8 million at December 31, 2001 and 2000, respectively, are primarily comprised of the bank overdrafts of our international subsidiaries, which are treated as unsecured loans pursuant to our bank agreements. The weighted average interest rate on the borrowings outstanding as of December 31, 2001 and 2000 was 4.6% and 6.1%, respectively.

At December 31, 2001 and 2000, the Company had committed lines of credit aggregating $1,832.8 million and $1,871.7 million, respectively. The unused portion of these credit lines was $1,394.1 million and $967.4 million at December 31, 2001 and 2000, respectively. The lines of credit, including the credit facilities discussed below, are generally extended to us on terms that the banks grant to their most creditworthy borrowers.

In the second quarter 2001, the Company extended its 364-day, $1 billion revolving credit facility (the "$1 billion credit facility"). The facility, which primarily supports the issuance of commercial paper, was renewed under substantially the same terms as had previously been in effect, including a provision which allows the Company to convert all amounts outstanding at the expiration on April 25, 2002 into a one-year term loan.

The Company had $269.6 million of commercial paper borrowings outstanding supported by the $1 billion facility with interest rates ranging from 2.2% to 2.7% as of December 31, 2001, with various maturity dates through January 30, 2002. Commercial paper is included in long-term debt in the consolidated balance sheet, as it is the Company's intention to refinance these borrowings on a long-term basis through continued commercial paper borrowings supported by the available bank facilities (see note 4) or other long-term financing.

On February 20, 1998, the Company established a $500 million revolving credit agreement (the "$500 million credit facility"), expiring on June 30, 2003. There were no borrowings under this credit facility at December 31, 2001 and 2000.

The gross amount of commercial paper issued and redeemed under the Company's commercial paper programs during 2001 was $45.3 billion and $45.9 billion, respectively, and during 2000 $13.4 billion was issued and $12.5 billion was redeemed.

The credit facilities contain financial covenants limiting the ratio of total consolidated indebtedness to total consolidated capitalization, the ratio of debt to cash flow and investments in and loans to affiliates and unconsolidated subsidiaries. At December 31, 2001, the Company was in compliance with these covenants.

4. Long-Term Debt and Convertible Debentures

Long-term debt and convertible debentures outstanding as of December 31, 2001 and 2000 consisted of the following:

	(Dollars in Thousands)	
	2001	2000
U.S. Dollar commercial paper with an average interest rate of 2.5% and 6.8% in 2001 and 2000, respectively	$269,618	$ 831,486
French Franc 5.20% Notes, due in 2005	135,603	143,714
Floating Rate Loan Notes, due in 2001	—	9
Other notes and loans at rates from 2.9% to 6.6%, due through 2006	125,328	69,517
	530,549	1,044,726
Less current portion	40,444	29,307
Total long-term debt	$490,105	$1,015,419
Zero-Coupon Convertible Notes due 2031	$850,000	$ —
2¼% Convertible Subordinated Debentures, due 2013	—	229,968
Total convertible debentures	$850,000	$ 229,968

For the years ended December 31, 2001, 2000 and 1999, the Company incurred gross interest expense on its borrowings of $90.9 million, $116.7 million and $84.9 million, respectively.

Commercial paper is issued under the Company's credit facilities described in Note 3.

On June 24, 1998, the Company issued French Franc 1 billion of 5.2% notes. The notes are unsecured, obligations of the Company. Unless previously redeemed, or purchased and cancelled, the notes mature on June 24, 2005.

In March 1998, the Company issued $178.6 million aggregate principal amount unsecured floating rate loan notes. A substantial portion of these notes were redeemed by the Company during 2000. The remaining balance was repaid in 2001.

The $850.0 million aggregate principal amount of zero-coupon notes due 2031 were issued by the Company in February 2001. These notes are senior, unsecured zero-coupon securities that are convertible into 7.7 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events, including if the Company's common shares trade above certain levels, if the Company effects extraordinary transactions or if the Company's long-term debt ratings are downgraded by least three notches from their current level to Baa3 or lower by Moody's Investors Services, Inc. or BBB or lower by Standard & Poor's Ratings Services. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of the notes due 2031 have the right to put the notes back to the Company for, at the Company's election, cash, stock or a combination of both, in February of each year and the Company has the right to redeem the notes for cash beginning in 2006. There are no events that accelerate the noteholders' put rights. Beginning in February 2006, if the market price of the Company's common shares exceeds certain thresholds, the Company may be required to pay contingent cash interest on the notes equal to the amount of dividends that would be paid on the common shares into which the notes are contingently convertible.

On January 6, 1998, the Company issued $230.0 million of 2¼% convertible subordinated debentures with a scheduled maturity in 2013. The debentures were redeemed by the Company on December 31, 2001 upon the issuance of 4.6 million common shares.

On January 3, 1997, the Company issued $218.5 million of 4¼% convertible subordinated debentures with a scheduled maturity in 2007. The debentures were redeemed on December 29, 2000 upon the issuance of 6.9 million common shares.

Aggregate stated maturities of long-term debt and convertible debentures are as follows:

	(Dollars in Thousands)
2002	$ 40,444
2003	301,453
2004	16,169
2005	7,632
2006	161,194
Thereafter	853,657

5. Segment Reporting

The Company's wholly and partially owned businesses operate within the marketing and corporate communications services operating segment. These businesses provide communications services to clients on a global, pan-regional and national basis. The businesses have similar cost structures, and are subject to the same general economic and competitive risks. A summary of the Company's revenue and long-lived assets by geographic area for the years then ended, and as of December 31, 2001, 2000 and 1999 is presented below:

	(Dollars in Thousands)				
	United States	United Kingdom	Euro Denominated	Other International	Consolidated
2001					
Revenue	$3,717,011	$805,188	$1,413,795	$953,412	$6,889,406
Long-Lived Assets	310,556	93,355	61,555	82,335	547,801
2000					
Revenue	$3,258,193	$811,401	$1,284,977	$799,659	$6,154,230
Long-Lived Assets	254,654	93,653	59,562	75,236	483,105
1999					
Revenue	$2,532,917	$720,047	$1,204,688	$672,893	$5,130,545
Long-Lived Assets	219,590	101,989	61,876	61,267	444,722

6. Equity and Cost Based Investments

Equity Investments. The Company has 111 unconsolidated affiliates accounted for under the equity method. The affiliates offer marketing and corporate communications services similar to those offered by the Company. The equity method is used when the Company has an ownership of less than 50% but exercises significant influence over the operating and financial policies of the affiliate. The following table summarizes the balance sheets and income statements of the Company's unconsolidated affiliates, as of December 31, 2001, 2000 and 1999 and for the years then ended:

	(Dollars in Thousands)		
	2001	2000	1999
Current assets	$582,257	$926,792	$912,791
Non-current assets	142,128	302,073	241,385
Current liabilities	443,461	682,719	692,927
Non-current liabilities	108,212	62,955	65,978
Minority interests	4,734	7,796	1,002
Gross revenue	378,423	816,717	522,103
Costs and expenses	316,132	740,267	467,745
Net income	43,773	45,076	23,662

The Company's equity interest in the net income of these affiliates was $12.7 million, $10.9 million and $15.4 million for 2001, 2000 and 1999, respectively. The Company's equity interest in the net assets of these affiliated companies was $116.8 million, $205.2 million and $174.0 million at December 31, 2001, 2000 and 1999, respectively. In addition, the Company's total investment in affiliates includes the excess of acquisition costs over the fair value of tangible net assets acquired. These excess acquisition costs are being amortized on a straight-line basis over a period not to exceed 40 years.

In 2001, 2000 and 1999, the Company disposed of shares held in certain affiliates. The resulting impact of these disposals was not material to the Company's consolidated results of operations or financial position.

Cost Based Investments. The Company's cost based investments at December 31, 2001 were primarily comprised of preferred stock interests representing equity interests of less than 20% in various marketing and corporate communications services companies. This method is used when the Company owns less than a 20% equity interest and does not exercise significant influence over the operating and financial policies of the investee.

The total cost basis of these investments, which are included in other assets on the Company's balance sheet, as of December 31, 2001 and 2000 was $318.8 million and $238.5 million, respectively. The following is a summary of significant transactions involving cost based investments in the past three years.

2001. In May 2001, the Company received a non-voting non-participating preferred stock interest in a newly formed company, Seneca Investments LLC, in exchange for its contribution of Communicade, the Company's subsidiary that conducted its e-services industry investment activities. The common shareholder of Seneca, who owns all the common stock, is an established private equity investment firm. Upon formation, no debt was assumed by Seneca and no distributions were made to shareholders. The Company has no commitment obligating it to advance funds or provide other capital to Seneca. The preferred stock is nonvoting (except on certain extraordinary events) and is entitled to preferential dividends at a rate of 8.5% compounded semiannually and is redeemable on the 10th anniversary of issuance or earlier upon the occurrence of certain extraordinary events. Unpaid dividends accrue on a cumulative basis. No dividends were paid by Seneca or accrued by the Company in 2001. Seneca had no outstanding indebtedness at December 31, 2001.

The transaction was accounted for in accordance with SFAS 140, Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities, and resulted in no gain or loss being recognized by the Company on Seneca's formation. Management believes that the carrying value of its preferred investment in Seneca of $280 million at December 31, 2001 approximated its fair value.

2000. In 2000, the Company sold a portion of its ownership interest in Razorfish Inc., which was recorded under the cost method of accounting and included in other assets at December 31, 2000 and 1999. As a result of the sale, the Company realized a pre-tax gain of $110.0 million. Included in consolidated net income for the year ended December 31, 2000 is $63.8 million ($0.33 per diluted share) related to this transaction and comprehensive income was adjusted to reflect the reclassification of the gain from unrealized to realized. The remaining shares were owned by Communicade at the time of Seneca's formation.

During 2000, certain companies in which the Company had investments completed initial public offerings. Accordingly, the Company adjusted the carrying value of its equity holdings to reflect the market value and recorded an unrealized gain to comprehensive income. During the balance of the year, the market value of these companies declined thereby reducing the total value of the Company's cost based investments and accumulated comprehensive income. At December 31, 2000, the aggregate market value of these investments was below their aggregate original cost. Based on management's consideration of the factors described in Footnote 1, Investments Available for Sale, it was determined there had not been a non-temporary decline in the fair value of these investments below their book value. Accordingly, no adjustment to the December 31, 2000 book value was recorded.

1999. Razorfish completed an initial public offering in April 1999. The Company owned 32.4% of Razorfish's equity immediately following their initial public offering and accounted for this investment under the equity method. Consistent with the Company's accounting policy and based on its offering price of $16 per share, an after-tax gain of $5.1 million was recognized by the Company in shareholders' equity as a direct increase to additional paid-in capital. During the fourth quarter of 1999, the Company's ownership interest in Razorfish was diluted below 20%. Given that the Company no longer exercised significant influence and as a result of the dilution of its ownership below 20%, the Company discontinued accounting for its investment under the equity method.

In 1999, the Company owned 36% of Agency.com and accounted for its investment under the equity method. In December 1999, Agency.com completed an initial public offering. Based on its offering price of $26 per share, an after tax gain of $17.6 million was recognized by the Company in shareholders' equity as a direct increase to additional paid-in capital. The Agency.com shares were owned by Communicade at the time of Seneca's formation.

7. Employee Stock Plans

The Company's current incentive compensation plan was adopted in 1998 (the "1998 Plan") and amended in 2000. Under the Plan, 8,250,000 shares of common stock of the Company were reserved for options and other awards, of which up to 2,250,000 were for restricted stock awards. As of December 31, 2001, 3,929,849 were available for future grants, of which 1,592,349 were available for restricted stock awards. Pursuant to the plan, the exercise price of options awarded may not be less than 100% of the market price of the stock at the date of grant. Options become exercisable 30% on each of the first two anniversary dates of the grant date with the final 40% becoming exercisable three years from the grant date.

Under the terms of the Company's long-term shareholder value plan, 9,000,000 shares of common stock were reserved for stock option awards to key employees of the Company at an exercise price that is no less than 100% of the market price of the stock at the date of the grant. The options can become exercisable after the sixth anniversary date of grant. The shares can become exercisable prior to this anniversary date in increments of one-third if the market value for the Company's common stock increases compared to the market price on the date of grant by at least 50%, 75% and 100%, respectively. At December 31, 2001, options for 3,267,275 million shares were available for future grants.

The status of the Company's 1998 incentive compensation plan, the long term shareholder value plan and all prior incentive compensation plans for the past three years is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares under option, beginning of year	9,547,138	$57.50	8,299,387	$46.37	7,190,800	$23.16
Options granted under:						
incentive compensation plans	3,542,500	81.10	2,452,500	78.31	3,467,234	74.65
long term shareholder value plan	5,732,725	66.84	—	—	—	—
Options exercised	(1,058,540)	39.83	(1,204,749)	23.15	(2,304,647)	16.44
Options forfeited	(20,000)	42.69	—	—	(54,000)	46.91
Shares under option, end of year	17,743,823	$66.30	9,547,138	$57.50	8,299,387	$46.37
Options exercisable at year-end	5,456,848		4,142,888		3,270,887	

The following table summarizes the information above about options outstanding and options exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices (in dollars)	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$10.02	123,800	1 year	$10.02	123,800	$10.02
12.11 to 26.27	280,361	2 years	12.13	280,361	12.13
12.94	340,000	3 years	12.94	340,000	12.94
19.72	360,000	4 years	19.72	360,000	19.72
24.28	739,500	5 years	24.28	739,500	24.28
39.75 to 66.40	1,166,161	6 years	43.64	1,166,161	43.64
44.62 to 91.22	3,106,276	7 years	76.02	1,765,276	75.30
78.32 to 84.00	2,377,500	8 years	78.57	681,750	78.58
62.35 to 87.16	9,250,225	9 years	72.27	—	—
	17,743,823			5,456,848	

Pro Forma. As permitted by SFAS No. 123, "Accounting for Stock Based Compensation", the Company intends to continue to apply the accounting provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to make annual pro forma disclosures of the effect of adopting the fair value method of accounting for employee stock options and similar instruments.

The weighted average fair value, calculated on the basis summarized below, of each option granted was as follows; 2001: $21.45, 2000: $24.85 and 1999: $20.91. The fair value of each option grant has been determined as of the date of grant using the Black-Scholes option valuation model and with the following assumptions (without adjusting for the risk of forfeiture and lack of liquidity):

	2001	2000	1999
Expected option lives	5 years	5 years	5 years
Risk free interest rate	4.0% - 4.9%	5.0% - 6.7%	4.8% - 6.3%
Expected volatility	28.58% - 30.79%	21.88% - 26.49%	18.36% - 21.2%
Dividend yield	0.9% - 1.4%	0.6% - 0.9%	0.7% - 0.8%

Using compensation cost for grants of the Company's stock options and shares issued under the employee stock purchase plan ("ESPP"), determined based on the fair value at the grant or issuance date in 2001, 2000 and 1999, consistent with the provisions of SFAS No. 123, the effect on the Company's net income and net income per share would have been as follows:

	Dollars in Thousands Except Per Share Data			
	2001	Excluding The Razorfish Gain 2000	Including the Razorfish Gain 2000	1999
Net income, as reported	$503,142	$434,969	$498,795	$362,882
Net income, pro forma	455,702	411,824	475,650	347,643
Basic net income per share, as reported	2.75	2.49	2.85	2.07
Basic net income per share, pro forma	2.49	2.36	2.72	1.98
Diluted net income per share, as reported	2.70	2.40	2.73	2.01
Diluted net income per share, pro forma	2.47	2.29	2.62	1.93

Restricted Shares. Changes in outstanding shares of restricted stock for the three years ended December 31, 2001 were as follows:

	2001	2000	1999
Restricted shares at beginning of year	2,493,505	2,602,281	2,703,612
Number granted	649,915	904,429	935,263
Number vested	(830,822)	(906,197)	(983,251)
Number forfeited	(85,576)	(107,008)	(53,343)
Restricted shares at end of year	2,227,022	2,493,505	2,602,281

All restricted shares were sold at a price per share equal to their par value. The difference between par value and market value on the date of the grant is charged to shareholders' equity and then amortized to expense over the period of restriction. The restricted shares vest in 20% annual increments provided the employee remains in the employ of the Company.

Restricted shares may not be sold, transferred, pledged or otherwise encumbered until the restrictions lapse. Under most circumstances, the employee must resell the shares to the Company at par value if the employee ceases employment prior to the end of the period of restriction.

The charge to operations in connection with these restricted stock awards for the years ended December 31, 2001, 2000 and 1999 amounted to $47.1 million, $39.1 million and $27.8 million, respectively.

ESPP. The Company has an employee stock purchase plan that enables employees to purchase the Company's common stock through payroll deductions over each plan quarter at 85% of the market price on the last trading day of the plan quarter. Purchases are limited to 10% of eligible compensation as defined by the plan. During 2001, 2000 and 1999 employees purchased 323,269, 311,171 and 63,408 shares, respectively, all of which were treasury shares, for which $23.7 million, $22.3 million and $4.8 million respectively, was paid to the Company. For this plan, 2,302,152 shares remain reserved at December 31, 2001.

8. Income Taxes

Income before income taxes and the provision for taxes on income consisted of the amounts shown below:

	Years Ended December 31, (Dollars in Thousands)		
	2001	2000	1999
Income before incomes taxes:			
Domestic	$588,322	$534,913	$314,338
International	307,063	376,704	359,370
Total	$895,385	$911,617	$673,708
Provision for taxes on income:			
Current:			
Federal	$155,414	$153,786	$ 80,401
State and local	32,214	36,391	30,577
International	123,770	159,389	144,228
	311,398	349,566	255,206
Deferred:			
Federal	39,643	16,326	9,499
State and local	7,178	2,402	381
International	(6,091)	846	8,161
	40,730	19,574	18,041
Total	$352,128	$369,140	$273,247

The Company's effective income tax rate varied from the statutory federal income tax rate as a result of the following factors:

	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
Non-deductible amortization of goodwill	2.9	2.6	3.2
State and local taxes on income, net of federal income tax benefit	2.8	3.0	3.0
International subsidiaries' tax rate differentials	(0.2)	1.1	1.3
Other	(1.2)	(1.2)	(1.9)
Effective rate	39.3%	40.5%	40.6%

The 2000 effective tax rate, exclusive of the sale of Razorfish shares, was 40.3%.

Deferred income taxes are provided for the temporary difference between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred tax assets result principally from recording certain expenses in the financial statements which are not currently deductible for tax purposes and from differences between the tax and book basis of assets and liabilities recorded in connection with acquisitions. Deferred tax liabilities result principally from non-cash, unrealized financial statement gains associated with investments and capital transactions, including initial public offerings of common stock by affiliates, and expenses which are currently deductible for tax purposes, but have not yet been expensed in the financial statements.

Deferred tax assets (liabilities) as of December 31, 2001 and 2000 consisted of the amounts shown below (dollars in millions):

	2001	2000
Unrealized gains on investments in and capital transactions of, affiliates	$(40.2)	$(37.8)
Imputed interest	(20.8)	0.0
Basis differences arising from acquisitions	83.3	76.2
Compensation and severance	83.2	73.3
Deductible intangibles	9.5	18.7
Amortization and depreciation of tangible assets	8.5	4.0
Lease accruals	6.0	3.1
Other, net	25.0	7.3
	$154.5	$144.8

Current deferred tax assets as of December 31, 2001 and 2000 were $54.1 million and $46.4 million, respectively, and were included in prepaid expenses and other current assets. Non-current deferred tax assets as of December 31, 2001 and 2000 were $100.4 million and $98.4 million, respectively. The Company has concluded that it is probable that it will be able to realize these deferred tax assets in future periods.

A provision has been made for additional income and withholding taxes on the earnings of international subsidiaries and affiliates that will be distributed.

9. Employee Retirement Plans

The Company's international and domestic subsidiaries provide retirement benefits for their employees primarily through defined contribution plans. Company contributions to the plans, which are determined by the boards of directors of the subsidiaries, have generally been in amounts up to 15% (the maximum amount deductible for U.S. federal income tax purposes) of total eligible compensation of participating employees. Expenses related to the Company's contributions to these plans in 2001 were $69.2 million, in 2000 were $82.0 million and in 1999 were $77.2 million.

The Company's pension plans are primarily related to non-U.S. businesses. These plans are not subject to the Employee Retirement Income Security Act of 1974. Substantially all of these plans are funded by fixed premium payments to insurance companies which undertake to provide specific benefits to the individuals covered. Pension expense recorded for these plans in 2001 was $14.9 million, in 2000 was $11.1 million and in 1999 was $8.5 million.

Certain subsidiaries of the Company have executive retirement programs under which benefits will be paid to participants or to their beneficiaries over 15 years beginning at age 65 or death. In addition, other subsidiaries have individual deferred compensation arrangements with certain executives which provide for payments over varying terms upon retirement, cessation of employment or death. Some of the Company's domestic subsidiaries provide life insurance and medical benefits for retired employees. Eligibility requirements vary by subsidiary, but generally include attainment of a specified combined age plus a years of service factor. The costs related to these benefits were not material to the 2001, 2000, and 1999 consolidated results of operations or financial position. The Company's obligation with respect to these programs is included in deferred compensation and other liabilities on the balance sheet.

10. Commitments and Contingent Liabilities

At December 31, 2001, the Company was committed under operating leases, principally for office space in many of the major cities around the world. Certain leases are subject to rent reviews with various escalation clauses and require payment of various operating expenses which may also be subject to escalation clauses. Rent expense for the years ended December 31, 2001, 2000 and 1999 was reported as follows:

	(Dollars in Thousands)		
	2001	2000	1999
Office Rent	$313,449	$266,195	$251,070
Third Party Sublease	(8,046)	(7,280)	(13,871)
Total Office Rent	305,403	258,915	237,199
Equipment Rent	147,338	127,901	104,383
Total Rent	$452,741	$386,816	$341,582

Future minimum base rents under terms of noncancellable operating leases, reduced by rents to be received from existing noncancellable subleases, are as follows:

	(Dollars in Thousands)		
	Gross Rent	Sublease Rent	Net Rent
2002	$356,062	$(12,616)	$343,446
2003	311,100	(11,070)	300,030
2004	264,294	(9,280)	255,014
2005	218,481	(6,432)	212,049
2006	198,972	(7,560)	191,412
Thereafter	996,689	(8,463)	988,226

The present value of the gross future minimum base rents under noncancellable operating leases is $1,527 million. Where appropriate, management has established liabilities for the difference between the cost of leased premises that were vacated and anticipated sublease income.

The Company is involved in various routine legal proceedings incidental to the ordinary course of its business. The Company does not presently expect that these proceedings will have a material adverse effect on its consolidated financial position or results of operations.

11. Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000. Amounts in parentheses represent liabilities.

	2001 (Dollars in Thousands)		2000 (Dollars in Thousands)	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash, cash equivalents and short-term investments	$ 516,999	$ 516,999	$ 576,539	$ 576,539
Other investments	318,807	318,807	238,494	238,494
Long-term debt and convertible debentures	(1,380,549)	(1,399,022)	(1,274,694)	(1,439,019)
Financial Commitments				
Cross currency interest rate swaps	(11,626)	(11,626)	(31,682)	(31,682)
Forward foreign exchange contracts	—	(749)	—	(2,799)
Guarantees	—	(19,435)	—	(78,271)
Letters of credit	—	(8,080)	—	(2,358)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Short-term investments:

Short-term investments which consist primarily of short-term investments and investments in short-term interest bearing instruments with original maturity dates between three months and one year are carried at cost which approximates fair value.

Other investments:

Other investments are carried at cost, which approximates fair value. The Company's investment in Seneca represents $280.0 million of the balance at December 31, 2001. Refer to note 6 for additional information about this investment.

Long-term debt and convertible debentures:

A portion of the Company's long-term debt includes floating rate debt, the carrying value of which approximates fair value. The Company's long-term debt also includes convertible debentures and fixed rate senior debt. The fair value of these instruments was determined by reference to quotations available in markets where these issues were traded.

Financial commitments:

The estimated fair values of derivative positions are based upon quotations received from independent, third party banks and represent the net amount required to terminate the positions, taking into consideration market rates and counterparty credit risk. The fair values of guarantees and letters of credit are based upon the face value of the underlying instruments.

12. Financial Instruments and Market Risk

The Company adopted Statement Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that derivative instruments which meet the SFAS 133 definition of a derivative (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.

Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative used as a hedge is required to be immediately recognized in the Company's statement of income.

In the first quarter of 2001, the Company recorded a $2.9 million after tax charge in earnings ($4.9 million pre-tax) for the cumulative effect of adopting SFAS No. 133. The charge resulted from the Company's accounting for a hedge of its net Yen investments. The Company utilized cross currency interest rate swap contracts to hedge its net Yen investments. Consistent with the Company's policy with respect to derivative instruments and hedging activities and in accordance with SFAS No. 133, the Company designated the change in Yen spot rates as the hedged risk in its net Yen investments. Since the contract was a hedge of the Yen net investments, the change in the fair value of the contract attributable to changes in spot rates, which was the effective portion of the hedge, was recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the net Yen investment are recorded. All other changes in the fair value of the contract were recorded currently in operating income or expense as ineffectiveness. During the first quarter of 2001, the Company replaced the contract with a floating rate cross currency swap contract. As a result, minimal ineffectiveness will result for the remaining term.

The Company's derivative activities are limited in volume and confined to risk management activities related to our international operations. The Company has established a centralized reporting system to evaluate the effects of changes in interest rates, currency exchange rates and other relevant market risks. The Company periodically determines the potential loss from market risk by performing a value-at-risk computation. Value-at-risk analysis is a statistical model that utilizes historic currency exchange and interest rate data to measure the potential impact on future earnings of the Company's existing portfolio of derivative financial instruments. The value-at-risk analysis the Company performed on the Company's December 31, 2001 portfolio of derivative financial instruments indicated that the risk of loss was immaterial. Counterparty risk arises from the inability of a counterparty to meet its obligations. To mitigate counterparty risk, the Company enters into derivative contracts with major well-known banks and financial institutions that have credit ratings at least equal to that of the Company. This system is designed to enable the Company to initiate remedial action, if appropriate.

At December 31, 2001 and 2000, the Company had Japanese Yen 16,300 million aggregate notional principal amount of cross currency interest rate swaps with maturities of up to five years. The swaps effectively hedge the Company's net investment in Japanese Yen denominated assets.

The Company enters into forward foreign exchange contracts primarily to hedge intercompany cash movements between subsidiaries operating in different currency markets. Changes in market value of the forward contracts are included in the income statement and are offset by the corresponding change in value of the underlying asset or liability being hedged. The terms of these contracts are generally ninety days or less. At December 31, 2001 and 2000, the aggregate amount of intercompany receivables and payables subject to this hedge program was $387 million and $254 million, respectively. The table below summarizes by major currency the notional principal amounts of the Company's forward foreign exchange contracts outstanding at December 31, 2001 and 2000. The "buy" amounts represent the U.S. dollar equivalent of commitments to purchase the respective currency, and the "sell" amounts represent the U.S. dollar equivalent of commitments to sell the respective currency. Refer to note 11 for a discussion of the value of these instruments.

	(Dollars in thousands) Notional Principal Amount			
	2001		2000	
	Company Buys	Company Sells	Company Buys	Company Sells
U.S. Dollar	$ 94,323	$ 4,182	$35,714	$ 22,224
Euro	8,940	177,255	24,423	94,757
Canadian Dollar	11,927	6,290	—	14,805
Swedish Krona	2,923	5,534	3,140	3,663
Hong Kong Dollar	6,757	5,152	5,783	3,929
Australian Dollar	1,860	2,411	281	5,146
Swiss Franc	716	2,333	807	3,811
Singapore Dollar	4,527	4,056	3,487	5,083
Greek Drachma	—	—	1,107	1,669
Norwegian Kroner	—	14,310	—	10,728
Danish Kroner	7,220	14,800	—	12,686
Japanese Yen	—	11,516	—	1,057
Total	$139,193	$247,839	$74,742	$179,558

The derivative financial instrument existing during the years ended December 31, 2001 and 2000 were entered into for the purpose of hedging certain specific currency risks. As a result of these financial instruments, the Company reduced financial risk in exchange for foregoing any gain (reward) which might have occurred if the markets moved favorably. In using derivative financial instruments, management exchanged the risks of the financial markets for counterparty risk. To minimize counterparty risk the Company only enters into derivative contracts with major well-known banks and financial institutions that have credit ratings equal to or better than the Company's credit rating.

13. New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). The FASB also issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143), in June 2001, and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), in August 2001.

SFAS 141 requires all business combinations initiated after June 30, 2001 be accounted for under the purchase method. SFAS 141 superseded Accounting Pronouncement Bulletin ("APB") Opinion No. 16, Business Combinations, and Statement of Financial Accounting Standards No. 38, Accounting for

Preacquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001. Given that all of the Company's acquisitions in 2000 and 2001 were accounted for under the purchase method, the adoption of SFAS 141 on July 1, 2001 and the cessation of goodwill amortization on post July 1, 2001 acquisitions as required by SFAS 142, as discussed below, was not material to the Company's 2001 results of operations and financial position.

SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. Effective January 1, 2002 companies are no longer required to amortize goodwill and other intangibles that have indefinite lives, but these assets will be subject to periodic testing for impairment. Additionally, goodwill acquired in a business combination for which the acquisition date was after June 1, 2001 is no longer required to be amortized. The Company will adopt SFAS 142 effective January 1, 2002. The Company is currently evaluating the effect that such adoption may have on our future consolidated results of operations and financial position. The Company expects to complete the required impairment testing by the end of the second quarter of 2002. However, at this time the Company does not expect that the results of the impairment testing will be material to the Company's 2002 results of operations and financial position.

SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. Consistent with the requirements, the Company plans to adopt SFAS 143 effective January 1, 2003. The impact of SFAS 143 on the Company's financial statements will depend on a variety of factors, including interpretative guidance from the FASB. However, the Company does not expect that the adoption will have a material impact on the Company's consolidated results of operations and financial position.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted and, in general, are to be applied prospectively. Consistent with the requirements of SFAS 144, the Company intends to adopt SFAS 144 effective January 1, 2002. The Company does not expect that the adoption will have a material impact on the Company's consolidated results of operations and financial position.

14. Subsequent Events

In March 2002, the Company issued $900.0 million aggregate principal amount of zero-coupon notes due 2032. The notes are senior, unsecured zero-coupon securities that are convertible into 8.2 million common shares, implying a conversion price of $110.01 per common share, subject to normal anti-dilution adjustments. These notes are convertible at the specified ratio only upon the occurrence of certain events including if the Company's common shares trade above certain levels, if the Company effects extraordinary transactions or if the Company's long-term debt ratings are downgraded at least three notches from their current level to Baa3 or lower by Moody's Investors Services, Inc. or BBB or lower by Standard & Poor's Ratings Services. These events would not, however, result in an adjustment of the number of shares issuable upon conversion. Holders of the notes due 2032 have the right to put the notes back to the Company for, at the Company's election, cash, stock or a combination of both, in July of each year beginning in July 2003 and the Company has the right to redeem the notes for cash beginning in 2007. There are no events that accelerate the noteholders' put rights. Beginning in August 2007, if the market price of the Company's common shares exceeds certain thresholds, the Company may be required to pay contingent cash interest on the notes equal to the amount of dividends that would be paid on the common shares into which the notes are contingently convertible.

The net proceeds of the issuance of these notes were $905.0 million. The Company used $280.6 million of these proceeds to repurchase 3.0 million of the Company's common shares. The balance of the net proceeds were initially applied by the Company to reduce short-term borrowings pending use for working capital and other general corporate purposes.

OMNICOM GROUP INC. AND SUBSIDIARIES
Quarterly Results of Operations (Unaudited)

The following table sets forth a summary of the Company's unaudited quarterly results of operations for the years ended December 31, 2001 and 2000, in thousands of dollars except for per share amounts. During the first quarter of 2000, the Company sold a portion of its ownership interest in Razorfish Inc. As a result of the sale, the Company realized a pre-tax gain of $110 million. Included in net income for the first quarter is $63.8 million related to this transaction.

	Quarter			
	First	Second	Third	Fourth
Revenue				
2001	$1,601,133	$1,746,788	$1,571,012	$1,970,473
2000	1,379,014	1,520,245	1,452,523	1,802,448
Realized Gain on Sale of Razorfish Shares				
2001	—	—	—	—
2000	110,044	—	—	—
Income Before Income Taxes				
2001	170,975	271,667	164,090	288,653
2000	262,410	237,624	158,755	252,828
Income Taxes				
2001	67,723	107,613	64,340	112,452
2000	108,468	96,256	64,552	99,864
Income After Income Taxes				
2001	103,252	164,054	99,750	176,201
2000	153,942	141,368	94,203	152,964
Equity in Affiliates				
2001	408	2,880	2,521	6,858
2000	876	2,629	3,107	4,302
Minority Interests				
2001	(8,380)	(15,568)	(9,916)	(18,918)
2000	(11,281)	(16,610)	(11,646)	(15,059)
Net Income				
2001	95,280	151,366	92,355	164,141
2000	143,537	127,387	85,664	142,207
Basic Net Income Per Share				
2001	0.52	0.83	0.50	0.89
2000	0.82(1)	0.73	0.49	0.81
Diluted Net Income Per Share				
2001	0.52	0.81	0.50	0.87
2000	0.78(1)	0.70	0.48	0.78

(1) These amounts include the realized gain on sale of Razorfish shares. Excluding this gain, the basic and diluted earnings per share amounts in the first quarter of 2000 were $0.46 and $0.45, respectively.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Schedule II

OMNICOM GROUP INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

For the Three Years Ended December 31, 2001

(Dollars in Thousands)

	Column A	Column B	Column C	Column D	Column E
		Additions	Deductions		
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables (1)	Translation Adjustments	Balance at End of Period
			(Dollars in Thousands)		
Valuation accounts deducted from assets to which they apply — allowance for doubtful accounts:					
December 31, 2001	$72,745	$30,739	$23,764	$537	$79,183
December 31, 2000	53,720	25,989	5,224	1,740	72,745
December 31, 1999	55,764	14,399	16,007	436	53,720

(1) Net of acquisition date balances in allowance for doubtful accounts of companies acquired of $3.1 million, $7.7 million and $6.1 million in 2001, 2000 and 1999, respectively.

EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in this form 10-K of our report dated February 18, 2002 (except with respect to the matter discussed in Note 14, as to which the date is March 20, 2002) into the previously filed Registration Statement File Nos. 333-84498, 333-33972, 333-37634, 333-41717, 333-70091, 333-74591, 333-74727, 333-74879, 333-84349 and 333-90931 on Form S-8 of Omnicom Group Inc. and into the previously filed Registration Statement File Nos. 333-22589, 333-35670, 333-43883, 333-44481, 333-44483, 333-47047, 333-47342, 333-47426, 333-52828 and 333-55386 on Form S-3 of Omnicom Group Inc. It should be noted that we have not audited any financial statements of the company subsequent to December 31, 2001 or performed any audit procedures subsequent to the date of our report.

ARTHUR ANDERSEN LLP

New York, New York
March 27, 2002

Omnicom

Board Of Directors

Bruce Crawford
Chairman
Omnicom Group

John D. Wren
President and Chief Executive Officer
Omnicom Group

Bernard Brochand
Vice Chairman
DDB Worldwide

Robert J. Callander
Retired Vice Chairman
Chemical Banking Corporation

James A. Cannon
Vice Chairman and
Chief Financial Officer
BBDO Worldwide

Leonard S. Coleman, Jr.
Senior Advisor
Major League Baseball

Susan S. Denison
Partner, The Cheyenne Group

Jean-Marie Dru
President & Chief Executive Officer
TBWA Worldwide

Peter Foy
Chairman
Whitehead Mann Group, plc

Michael Greenlees
Executive Vice President
Omnicom Group

Thomas L. Harrison
Chairman and Chief Executive Officer
Diversified Agency Services

John R. Murphy
Vice Chairman
National Geographic Society

John R. Purcell
Chairman and Chief Executive Officer
Grenadier Associates Ltd.

Keith L. Reinhard
Chairman and Chief Executive Officer
DDB Worldwide

Linda Johnson Rice
President & Chief Operating Officer,
Johnson Publishing Co. Inc.

Allen Rosenshine
Chairman and Chief Executive Officer
BBDO Worldwide

Gary L. Roubos
Retired Chairman
Dover Corporation

Chairman Of The Board

Bruce Crawford

Committees Of The Board

Audit
Robert J. Callander, Chairman
Leonard S. Coleman, Jr.
Peter Foy
John R. Murphy

Compensation
Gary L. Roubos, Chairman
Robert J. Callander
Leonard S. Coleman, Jr.
John R. Purcell

Nominating
John R. Purcell, Chairman
Susan S. Denison
John R. Murphy
Gary L. Roubos

Omnicom Officers

John D. Wren
President and Chief Executive Officer

Randall J. Weisenburger
Executive Vice President and
Chief Financial Officer

Peter Mead
Vice Chairman

Robert A. Profusek
Executive Vice President

Bruce Redditt
Executive Vice President

Thomas W. Watson
Executive Vice President

Barry J. Wagner
Secretary and General Counsel

Dennis E. Hewitt
Treasurer

Philip J. Angelastro
Senior Vice President and Controller

Philip J. George
Tax Counsel

Frank J. Holzmann
Tax Director

Maeve C. Robinson
Assistant Treasurer

Leslie Chiocco
Vice President of Human Resources

Omnicom

Corporate Information

Principal Executive Offices

437 Madison Avenue
New York, New York 10022
212.415.3600

239 Marylebone Road
London NW1 5QT
44 (0) 20 7928 7007

One East Weaver Street
Greenwich, Connecticut 06831
203.618.1500

www.omnicomgroup.com

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, May 21, 2002, at 10:00 a.m. at
BBDO Worldwide Inc.
7th Floor Meeting Room
1285 Avenue of the Americas
New York, New York 10019

Stock Listing

Omnicom Group Inc.'s common stock is traded on the New York Stock Exchange. The ticker symbol is OMC.

Options for Omnicom Group Inc.'s common shares are traded on the Chicago Board Options Exchange. The ticker symbol is OMC.

Transfer Agent & Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660

www.melloninvestor.com

Investor Services Program

An Investor Services Program, which includes direct stock purchase and dividend reinvestment features, is available to stockholders of record and other interested investors. For further information, please contact Mellon Investor Services at 877.870.2370 or go to www.melloninvestor.com.

Stock Transfer Matters/Change of Address

To assist you in handling matters relating to stock transfer or change of address, please write to or call our transfer agent:
Mellon Investor Services LLC
Shareholder Relations Dept.
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
877.870.2370

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